UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2026

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 28, 2026

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays PLC
Q126 Results Announcement
31 March 2026

Notes

The terms Barclays and Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the three months ended 31 March 2026 to the corresponding three months of 2025 and balance sheet analysis as at 31 March 2026 with comparatives relating to 31 December 2025 and 31 March 2025. The abbreviations '£m' and '£bn' represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations '$m' and '$bn' represent millions and thousands of millions of US Dollars respectively; and the abbreviations '€m' and '€bn' represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, which can be accessed at home.barclays/investor-relations.

The information in this announcement, which was approved by the Board of Directors on 27 April 2026, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2025, which contain an unmodified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished on Form 6-K to the US Securities and Exchange Commission (SEC) as soon as practicable following publication of this document. Once furnished to the SEC, a copy of the Form 6-K will be available from the SEC's website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays' management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses' performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays' management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 40 to 48 for definitions and calculations of non-IFRS performance measures included throughout this document, and reconciliations to the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group's future financial position, business strategy, income levels, costs, assets and liabilities, impairment charges, provisions, capital leverage and other regulatory ratios, capital distributions (including policy on dividends and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including sustainability-related commitments and targets), plans and objectives for future operations, International Financial Reporting Standards ("IFRS") and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulations, governmental and regulatory policies, expectations and actions, voluntary codes of practices and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing sustainability reporting standards (including emissions accounting methodologies); changes in tax laws and practice; the outcome of current and future legal proceedings and regulatory investigations; the Group's ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively or navigate inconsistencies and conflicts in the manner in which climate policy is implemented in the regions where the Group operates, including as a result of the adoption of rules and regulations taking a different or opposing position on sustainability matters, or other forms of governmental and regulatory action against sustainability policies; environmental, social and geopolitical risks and incidents and similar events beyond the Group's control; financial crime; the impact of competition in the banking and financial services industry; capital, liquidity, leverage and other regulatory rules and requirements applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; reforms to benchmark interest rates and indices; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; changes in trade policy, including the imposition of tariffs or other protectionist measures; the direct and indirect consequences of the conflicts in the Middle East and Ukraine on European and global macroeconomic conditions, political stability and financial markets; changes in US legislation and policy; developments in the UK's relationship with the European Union; the risk of cyberattacks, information or security breaches, technology failures or operational disruptions and any subsequent impact on the Group's reputation, business or operations; the use of new technology, including artificial intelligence; the Group's ability to access funding; and the success of acquisitions, disposals, joint ventures and other strategic transactions. A number of these factors are beyond the Group's control. As a result, the Group's actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group's forward-looking statements. In setting its targets and outlook for the period 2026-2028, Barclays has made certain assumptions about the macroeconomic environment, including, without limitation, inflation, interest and unemployment rates, the different markets and competitive conditions in which Barclays operates, and its ability to grow certain businesses and achieve costs savings and other structural actions. Additional risks and factors which may impact the Group's future financial condition and performance are identified in Barclays PLC's filings with the US Securities and Exchange Commission ("SEC") (including, without limitation, Barclays PLC's Annual Report on Form 20-F for the financial year ended 31 December 2025), which are available on the SEC's website at www.sec.gov.

Subject to Barclays PLC's obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

For Q126, Barclays delivered a return on tangible equity (RoTE) of 13.5%, announced a £500m buyback and reiterated all 2026 and 2028 targets

C. S. Venkatakrishnan, Group Chief Executive, commented
"Barclays delivered another solid quarter with a 13.5% RoTE in Q126, and double-digit returns in all our businesses. This was despite a one-off charge and impairments in the quarter. Top line income grew 6% year-on-year, driven by broad based divisional performance including in the Investment Bank, where we generated over £4bn quarterly income for the first time. The cost: income ratio improved to 56% and earnings per share (EPS) grew by 8% to 14.1p. Our capital position remains robust with a 14.1% common equity tier 1 (CET1) ratio and we are announcing a £500m buyback today. The breadth and quality of our businesses mean we remain confident in delivering all our financial targets across a range of environments. This includes greater than 12% RoTE in 2026 and greater than 14% RoTE in 2028."

●	Q126 Group RoTE of 13.5% (Q125: 14.0%) with EPS of 14.1p (Q125: 13.0p)
●	Announced intention to initiate a share buyback of up to £500m following the completion of the ongoing £1bn share buyback announced at FY25 Results
●
Q126 Group net interest income (NII) excluding Barclays Investment Bank (IB) and Head office of £3.4bn, of which Barclays UK was £2.0bn, on track to meet the 2026 guidance of greater than £13.5bn and £8.1-£8.3bn respectively

●	5% growth in UK lending year-on-year in Q126
	-	Delivered £22bn of c.£30bn planned UK risk weighted assets (RWAs) growth since 2024¹, of which £15bn was organic growth
●	Q126 Group cost: income ratio improving to 56% (Q125: 57%) driven by positive operating leverage
	-	Delivered c.£150m of gross cost efficiency savings in Q126
●	Q126 Group loan loss rate (LLR) of 74bps included a £0.2bn single name impairment charge in the IB which had a c.20bps impact on Group LLR
	-	As a result, Group LLR in FY26 is expected to be around the top of the 50-60bps through the cycle guidance range
●	Strong balance sheet with CET1 ratio of 14.1%
	-	Taking into account the impact of the £500m share buyback announced today, the CET1 ratio as of 31 March 2026 would be reduced to 13.9%, at the top end of the 13-14% range

Key financial metrics:

	Income	Profit before tax	Attributable profit	Cost: income ratio	LLR	RoTE	EPS	TNAV per share	CET1 ratio	Total capital return
Q126	£8.2bn	£2.8bn	£1.9bn	56%	74bps	13.5%	14.1p	405p	14.1%	£0.5bn

Q126 Performance highlights:

●	Group RoTE was 13.5% (Q125: 14.0%) with profit before tax of £2.8bn (Q125: £2.7bn). All divisions delivered double-digit RoTE in Q126
●	Group income of £8.2bn increased 6% year-on-year. Group NII excluding IB and Head Office was £3.4bn, up 12% year-on-year
	-	Barclays UK income increased 9%, as higher structural hedge income was partially offset by retail deposit dynamics
	-	Barclays UK Corporate Bank (UKCB) income increased 10%, reflecting higher average deposit and lending balances, and higher structural hedge income
	-	Barclays Private Bank and Wealth Management (PBWM) income was broadly stable, as growth from higher client balances was offset by the impact of deposit mix
	-	Barclays Investment Bank (IB) income increased 4%, driven by Global Markets and Investment Banking fees partially offset by the strengthening of average GBP against USD
	-	Barclays US Consumer Bank (USCB) income increased 14%, driven by business growth and increased purchase activity, partially offset by the strengthening of average GBP against USD
●	Group total operating expenses were £4.5bn, up 4% year on year
	-	Group operating costs increased 2% to £4.4bn, reflecting further investment spend, business growth and inflation, partially offset by c.£0.2bn of cost efficiency savings and FX movements
	-	Litigation and conduct charges of £0.1bn primarily reflected an increase in the provision for the UK Financial Conduct Authority (FCA) motor finance redress scheme

1
Represents RWAs from business growth in Barclays UK, UK Corporate Bank and Private Bank and Wealth Management since January 2024, excluding the effects of securitisations, model updates and other methodological changes. Also excludes additional Operational Risk RWAs related to organic growth.

Q126 Performance highlights (continued):

●	Credit impairment charges were £0.8bn (Q125: £0.6bn) with an LLR of 74bps (Q125: 61bps), including a £0.2bn single name charge in the IB
●	CET1 ratio of 14.1% (December 2025: 14.3%), with RWAs of £364.5bn (December 2025: £356.8bn). Tangible net asset value (TNAV) per share of 405p (December 2025: 409p)

Group financial targets1:

2026 targets

●	Returns: Group RoTE of greater than 12%
●	Capital returns2: plan to return at least £10bn of capital to shareholders between 2024 and 2026, through dividends and share buybacks, with a continued preference for buybacks
	-	Progressive increase in total capital returns versus 2025
	-	Share buybacks announced quarterly
	-	Dividends to be paid semi-annually, including planned £2bn dividend for 2026
●	Income: Group total income of c.£31bn
	-	Group NII excluding IB and Head Office greater than £13.5bn and Barclays UK NII of £8.1bn - £8.3bn
●	Costs: Group cost: income ratio of high 50s in percentage terms
●	Impairment: expect Group LLR to be around the top of the 50-60bps through the cycle range
●	Capital: CET1 ratio target range of 13-14%
	-	IB RWAs mid 50s% of Group RWAs
	-	Impact of regulatory change on RWAs in line with our prior guidance of c.£19-26bn
	-	c.£3-10bn RWAs from Basel 3.1, with implementation expected from 1 January 20273
	-	c.£16bn RWAs from USCB moving to an Internal Ratings Based (IRB) model, subject to portfolio changes and regulatory approval, c.£5bn expected on 1 January 2027 with remainder anticipated later in 2027
	-	Expect Pillar 2A capital to reduce upon implementation of Basel 3.1 and USCB IRB

2028 targets

●	Returns: Group RoTE of greater than 14%
●
Capital returns2: plan to return greater than £15bn of capital to shareholders between 2026 and 2028, through dividends and share buybacks. This provides capacity for additional investment and growth, exceeding the level of investment in the current plan

●	Income: greater than 5% compound annual growth rate (CAGR) 2025-2028
●	Costs: Group cost: income ratio of low 50s in percentage terms. Cost target includes total gross efficiency savings of c.£2bn in 2026-2028
●	Impairment: expect Group LLR of 50-60bps through the cycle
●	Capital: CET1 ratio target range of 13-14%
	-	IB RWAs of c.50% of Group RWAs

1	Our targets and guidance are based on management's current expectations as to the macroeconomic environment and the business and may be subject to change.
2	This multi-year plan is subject to supervisory and Board approvals, anticipated financial performance and our published CET1 ratio target range of 13-14%.
3	Fundamental review of the trading book (FRTB) impact mostly expected in 2027.

Barclays Group results	Three months ended
	31.03.26	31.03.25
	£m	£m	% Change
Barclays UK	2,258	2,074	9
Barclays UK Corporate Bank	530	484	10
Barclays Private Bank and Wealth Management	347	349	(1)
Barclays Investment Bank	4,028	3,873	4
Barclays US Consumer Bank	983	864	14
Head Office	17	65	(74)
Total income	8,163	7,709	6
Operating costs	(4,359)	(4,258)	(2)
UK regulatory levies	(84)	(96)	13
Litigation and conduct	(104)	(11)
Total operating expenses	(4,547)	(4,365)	(4)
Other net income	21	18	17
Profit before impairment	3,637	3,362	8
Credit impairment charges	(823)	(643)	(28)
Profit before tax	2,814	2,719	3
Tax charge	(638)	(621)	(3)
Profit after tax	2,176	2,098	4
Non-controlling interests	-	(2)
Other equity instrument holders	(244)	(232)	(5)
Attributable profit	1,932	1,864	4

Performance measures
Return on average tangible shareholders' equity	13.5%	14.0%
Average tangible shareholders' equity (£bn)	57.2	53.1
Cost: income ratio	56%	57%
Loan loss rate (bps)	74	61
Basic earnings per ordinary share	14.1p	13.0p	8
Share buybacks announced (£m)	500	-
Total payout equivalent per share	c.3.6p	-
Basic weighted average number of shares (m)	13,727	14,314	(4)
Period end number of shares (m)	13,737	14,336	(4)
Period end tangible shareholders' equity (£bn)	55.6	53.4

	As at 31.03.26	As at 31.12.25	As at 31.03.25
Balance sheet and capital management1	£bn	£bn	£bn
Loans and advances at amortised cost	438.6	430.0	419.4
Loans and advances at amortised cost impairment coverage ratio	1.3%	1.2%	1.2%
Total assets	1,694.8	1,544.2	1,593.5
Deposits at amortised cost	587.6	585.6	574.3
Tangible net asset value per share	405p	409p	372p
Common equity tier 1 ratio	14.1%	14.3%	13.9%
Common equity tier 1 capital	51.2	51.1	48.8
Risk weighted assets	364.5	356.8	351.3
UK leverage ratio	4.8%	5.1%	5.0%
UK leverage exposure	1,321.3	1,247.3	1,252.8

Funding and liquidity
Group liquidity pool (£bn)	326.1	337.8	336.3
Liquidity coverage ratio2	165.4%	170.0%	175.3%
Net stable funding ratio3	135.4%	135.2%	136.2%
Loan: deposit ratio	75%	73%	73%

1	Refer to pages 32 to 36 for further information on how capital, RWAs and leverage are calculated.
2
Represents average of the last 12 spot month end ratios. In June 2025, Barclays implemented a new methodology for calculating net stress outflows related to secured financing transactions in the liquidity coverage ratio (LCR).

3	Represents average of the last four spot quarter end positions.

Group Finance Director's Review

Q126 Group performance

●	Barclays delivered a profit before tax of £2,814m (Q125: £2,719m), RoTE of 13.5% (Q125: 14.0%) and EPS of 14.1p (Q125: 13.0p)
●
The Group has a diverse income profile across businesses and geographies. The 7% year-on-year appreciation of average GBP against USD negatively impacted income and profits, and positively impacted credit impairment charges and total operating expenses

●
Group income increased 6% to £8,163m, as increased NII, supported by higher structural hedge income and lending growth, and higher income in Global Markets and Investment Banking fees, were partially offset by net losses on fair value lending in IB1

●	Group total operating expenses increased to £4,547m (Q125: £4,365m)
	-	Group operating costs increased 2% to £4,359m, reflecting further investment spend, business growth and inflation, partially offset by c.£150m of cost efficiency savings and FX movements
	-	Litigation and conduct charges of £104m primarily reflected a £105m increase in the provision for the FCA motor finance redress scheme
●
Credit impairment charges increased to £823m (Q125: £643m), primarily driven by a single name charge of £228m in IB. Uncertainty persists and this is reflected in a net £20m increase in related management adjustments. As a result, total coverage ratio increased to 1.3% (December 2025: 1.2%)

●	The effective tax rate (ETR) was 22.7% (Q125: 22.8%)
●	Attributable profit was £1,932m (Q125: £1,864m)
●	Total assets increased to £1,694.8bn (December 2025: £1,544.2bn) driven by higher activity in Global Markets as we continue to support clients through a range of environments
●
TNAV per share decreased to 405p (December 2025: 409p) as EPS of 14.1p and a 3p benefit from the currency translation reserve was more than offset by an 11p negative movement in the cash flow hedging reserve, a 6p impact from FY25 dividends paid in Q126, and 6p impact from share awards vesting

Group capital and leverage

●
The CET1 ratio decreased to 14.1% (December 2025: 14.3%). Taking into account the impact of the £500m share buyback announced today, the CET1 ratio as of 31 March 2026 would be reduced to 13.9% (at the top end of the 13-14% target range)

●	The 26bps decrease in the CET1 ratio at Q126, driven by an RWAs increase of £7.7bn to £364.5bn, partially offset by an increase in CET1 capital of £0.1bn to £51.2bn, was due to:
	-	53bps increase from attributable profit
	-	41bps decrease driven by shareholder distributions including the £1.0bn share buyback announced with FY25 results and the accrual for the FY26 dividend
	-	17bps decrease from other CET1 capital movements, including the net impact of share awards vesting
	-	22bps decrease as a result of a £5.5bn increase in RWAs, excluding the impact of foreign exchange movements, primarily driven by lending growth in UK businesses and higher activity in Global Markets
	-	A £0.4bn increase in CET1 capital due to an increase in the currency translation reserve was partially offset by a £2.1bn increase in RWAs as a result of foreign exchange movements
●
The UK leverage ratio decreased to 4.8% (December 2025: 5.1%) as the leverage exposure increased by £74.0bn to £1,321.3bn (December 2025: £1,247.3bn). The increase in leverage exposure was primarily driven by higher activity in Global Markets

Group funding and liquidity

●	The liquidity metrics remain above regulatory requirements, underpinned by well-diversified sources of funding, a stable global deposit franchise and a highly liquid balance sheet
●
The liquidity pool was £326.1bn, a decrease of £11.7bn from December 2025. The decrease in the liquidity pool was primarily driven by increased utilisation across Markets and Investment Banking and higher Treasury usage

●	The average2 LCR was 165.4% (December 2025: 170.0%), equivalent to a surplus of £125.9bn (December 2025: £131.2bn)
●	Total deposits increased to £587.6bn (December 2025: £585.6bn), primarily driven by deposit growth in International Corporate Bank in IB
●	The average3 Net Stable Funding Ratio (NSFR) was 135.4% (December 2025: 135.2%), which represents a £166.9bn surplus (December 2025: £166.3bn) above the 100% regulatory requirement

1	Q126 includes c.£40m of fair value losses on lending. Q125 included c.£105m of fair value gains on leverage finance lending.
2
Represents average of the last 12 spot month end ratios. In June 2025, Barclays implemented a new methodology for calculating net stress outflows related to secured financing transactions in the liquidity coverage ratio.

3	Represents average of the last four spot quarter end ratios.

Group funding and liquidity (continued)

●	Wholesale funding outstanding, excluding repurchase agreements, was £227.0bn (December 2025: £220.1bn)
●
The Group issued £3.0bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) as of Q126. The Group has a strong MREL position with a ratio of 35.4%, which is in excess of the regulatory requirement of 30.5% excluding any applicable Prudential Regulation Authority (PRA) buffer

Other matters

●
Motor finance commission arrangements:
From 2003 to late 2019, Barclays, through Clydesdale Financial Services Limited (CFSL), a wholly owned subsidiary of the group, provided motor finance to customers in the UK. In January 2024, the FCA appointed a skilled person to review the historical use of discretionary commission arrangements and sales in the UK motor finance market. In October 2025, the FCA consulted on an industry-wide redress scheme for eligible motor finance customers, and Barclays engaged with the FCA as part of this process. In March 2026, the FCA published its final rules giving effect to two redress schemes for eligible motor finance customers where a commission was payable by the lender to the broker (one scheme for each of the pre and post 1 April 2014 periods). Barclays increased its provision in Q126 by £105m to reflect the expected financial impact of the redress schemes. The increase in provision is primarily driven by moving from a multi-scenario approach to a single scenario based on the FCA's final rules and higher compensatory interest. This resulted in a provision of £430m in respect of this matter as at 31 March 2026 (as at 31 December 2025: £325m). The provision as at 31 March 2026 reflects Barclays' estimate of cases in scope of the FCA redress schemes, the anticipated level of customer redress under the FCA's methodology (including compensatory interest at a minimum of 3% per annum), the estimated customer response rate (with reference to prior remediation exercises across the Group), and implementation costs. The ultimate financial impact could differ from the current estimate due to factors such as customer response rates and average cost of redress. Barclays has decided not to challenge the FCA's final rules in the interests of enabling a swift resolution for customers. However, Barclays strongly disagrees with aspects which require financial redress even where customers suffered no demonstrable financial harm. Barclays understands that it is likely there will be at least one legal challenge to the FCA's final rules. The legal and regulatory outcomes and the nature, extent and timing of any remediation action, therefore remain uncertain. Barclays has not incorporated the potential impact of any legal challenge into the provision estimate.

●	USCB portfolio changes in Q226:
-
American Airlines co-branded credit card portfolio exit: On 24 April 2026 Barclays exited its American Airlines co-branded credit card partnership, releasing c.$5bn of RWAs and generating an estimated gain on sale of c.$300m

-
Best Egg, Inc. (Best Egg) acquisition: On or around 1 May 2026, Barclays expects to complete the acquisition of Best Egg for $800m, subject to customary post-completion purchase price adjustments and satisfaction of remaining conditions to closing. Best Egg is a leading US direct-to-consumer personal loan origination platform focused on prime borrowers. The acquisition is expected to generate c.$500m of goodwill and intangibles

	-	The estimated net impact of both transactions is expected to marginally increase the Barclays Group CET1 ratio in Q226

Anna Cross, Group Finance Director

Results by Business

Barclays UK	Three months ended
	31.03.26	31.03.25
Income statement information	£m	£m	% Change
Net interest income	1,986	1,822	9
Net fee, commission and other income	272	252	8
Total income	2,258	2,074	9
Operating costs	(1,174)	(1,115)	(5)
UK regulatory levies	(44)	(43)	(2)
Litigation and conduct	1	(2)
Total operating expenses	(1,217)	(1,160)	(5)
Other net income	-	-	-
Profit before impairment	1,041	914	14
Credit impairment charges	(178)	(158)	(13)
Profit before tax	863	756	14
Attributable profit	591	510	16

Performance measures
Return on average allocated tangible equity	19.7%	17.4%
Average allocated tangible equity (£bn)	12.0	11.7
Cost: income ratio	54%	56%
Loan loss rate (bps)	31	28
Net interest margin	3.72%	3.55%

	As at 31.03.26	As at 31.12.25	As at 31.03.25
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	217.8	216.5	209.6
Total assets	298.4	299.6	301.4
Customer deposits at amortised cost	243.9	244.6	243.1
Loan: deposit ratio	95%	94%	93%
Risk weighted assets	87.5	85.8	85.0
Period end allocated tangible equity	12.0	11.8	11.8

Analysis of Barclays UK	Three months ended
	31.03.26	31.03.25
Analysis of total income	£m	£m	% Change
Retail Banking	1,725	1,573	10
Business Banking	533	501	6
Total income	2,258	2,074	9

Analysis of credit impairment (charges)/releases
Retail Banking	(179)	(145)	(23)
Business Banking	1	(13)
Total credit impairment charges	(178)	(158)	(13)

	As at 31.03.26	As at 31.12.25	As at 31.03.25
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Retail Banking	200.1	198.6	190.4
Business Banking	17.7	17.9	19.2
Total loans and advances to customers at amortised cost	217.8	216.5	209.6

Analysis of customer deposits at amortised cost
Retail Banking	193.1	192.7	190.8
Business Banking	50.8	51.9	52.3
Total customer deposits at amortised cost	243.9	244.6	243.1

Barclays UK delivered a RoTE of 19.7% (Q125: 17.4%) supported by robust income, disciplined cost management and underpinned by strong asset quality

Income statement - Q126 compared to Q125
●	Profit before tax increased 14% to £863m
●
Total income increased 9% to £2,258m. NII increased 9% to £1,986m, as higher structural hedge income was partially offset by retail deposit dynamics. Net fee, commission and other income increased 8% to £272m

●
Total operating expenses increased 5% to £1,217m, driven by higher investments and inflation. Ongoing efficiency savings continue to be reinvested, to drive sustainable improvement to the cost: income ratio

●
Credit impairment charges were £178m (Q125: £158m), reflecting stable underlying credit performance, high quality mortgage lending portfolio with a marginal increase in delinquencies in Retail credit cards. A £10m adjustment has been recognised in the Retail credit cards portfolio, reflecting a marginally weaker UK unemployment baseline than assumed in the Q126 scenario. Retail credit cards 30 and 90 day arrears rates were 0.9% (Q125: 0.7%) and 0.3% (Q125: 0.2%) respectively. The Retail credit cards total coverage ratio was 4.6% (December 2025: 4.3%)

Balance sheet - 31 March 2026 compared to 31 December 2025
●	Loans and advances to customers at amortised cost increased £1.3bn to £217.8bn, primarily driven by growth in mortgages
●	Customer deposits at amortised cost decreased by £0.7bn to £243.9bn, driven by seasonality. The loan: deposit ratio remained broadly stable at 95% (December 2025: 94%)
●	RWAs increased to £87.5bn (December 2025: £85.8bn), primarily due to growth in mortgages lending

Barclays UK Corporate Bank	Three months ended
	31.03.26	31.03.25
Income statement information	£m	£m	% Change
Net interest income	394	342	15
Net fee, commission and other income	136	142	(4)
Total income	530	484	10
Operating costs	(239)	(234)	(2)
UK regulatory levies	(15)	(24)	38
Litigation and conduct	-	-
Total operating expenses	(254)	(258)	2
Other net income	-	-	-
Profit before impairment	276	226	22
Credit impairment charges	(3)	(19)	84
Profit before tax	273	207	32
Attributable profit	187	142	32

Performance measures
Return on average allocated tangible equity	19.9%	17.1%
Average allocated tangible equity (£bn)	3.8	3.3
Cost: income ratio	48%	53%
Loan loss rate (bps)	4	28

	As at 31.03.26	As at 31.12.25	As at 31.03.25
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	30.8	30.0	26.7
Deposits at amortised cost	88.0	88.7	85.3
Risk weighted assets	27.3	26.5	24.2
Period end allocated tangible equity	3.7	3.7	3.4

	31.03.26	31.03.25
Analysis of total income	£m	£m	% Change
Corporate lending	89	80	11
Transaction banking	441	404	9
Total income	530	484	10

UKCB delivered a RoTE of 19.9% (Q125: 17.1%), as increased income from higher average deposit and lending balances, and positive operating jaws were partially offset by higher RWAs to support future growth ambitions.

Income statement - Q126 compared to Q125
●	Profit before tax increased 32% to £273m
●
Total income increased 10% to £530m, NII increased 15% to £394m, driven by higher average deposit and lending balances, and structural hedge income benefit. Net fee, commission, trading and other income was broadly stable at £136m

●
Total operating expenses decreased 2% to £254m, reflecting a reduction in UK regulatory levies to £15m (Q125: £24m). Operating costs increased 2% to £239m, reflecting higher investment spend to support business growth ambitions, with ongoing efficiency savings offsetting inflationary headwinds

●	Credit impairment charges were £3m (Q125: £19m), reflecting strong underlying credit performance and limited single name charges

Balance sheet - 31 March 2026 compared to 31 December 2025
●	Loans and advances to customers at amortised cost increased to £30.8bn (December 2025: £30.0bn), reflecting the strategic focus to grow lending
●	Deposits at amortised cost of £88.0bn (December 2025: £88.7bn) were broadly stable
●	RWAs increased to £27.3bn (December 2025: £26.5bn), reflecting higher client lending limits and growth in lending balances

Barclays Private Bank and Wealth Management	Three months ended
	31.03.26	31.03.25
Income statement information	£m	£m	% Change
Net interest income	204	204	-
Net fee, commission and other income	143	145	(1)
Total income	347	349	(1)
Operating costs	(254)	(234)	(9)
UK regulatory levies	(3)	(2)	(50)
Litigation and conduct	-	-
Total operating expenses	(257)	(236)	(9)
Other net income	-	-	-
Profit before impairment	90	113	(20)
Credit impairment releases	2	9	(78)
Profit before tax	92	122	(25)
Attributable profit	73	96	(24)

Performance measures
Return on average allocated tangible equity	25.5%	34.5%
Average allocated tangible equity (£bn)	1.1	1.1
Cost: income ratio	74%	68%
Loan loss rate (bps)	(6)	(25)

Key facts	£bn	£bn
Net new assets under management1	1.5	1.0

	As at 31.03.26	As at 31.12.25	As at 31.03.25
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	14.7	14.7	14.5
Deposits at amortised cost	73.3	72.0	73.1
Risk weighted assets	8.2	8.0	8.0
Period end allocated tangible equity	1.1	1.1	1.1

Invested assets2	135.4	140.6	124.4
Of which:
Assets under management1	51.6	52.9	47.8
Assets under supervision1	83.8	87.7	76.6
Client assets and liabilities3	223.8	227.6	212.4

PBWM delivered a RoTE of 25.5% (Q125: 34.5%), reflecting higher costs from accelerated investment to support future growth and efficiency ambitions, and a lower credit impairment release.

Income statement - Q126 compared to Q125
●	Profit before tax decreased 25% to £92m
●	Total income was broadly stable at £347m, as growth from higher client balances was offset by the impact of deposit mix
●	Total operating expenses increased 9% to £257m, reflecting ongoing investment to support business growth ambitions and inflationary headwinds, partially offset by efficiency savings

Balance sheet - 31 March 2026 compared to 31 December 2025
●	Client assets and liabilities decreased £3.8bn to £223.8bn, driven by the impact of negative market movements on invested assets, partially offset by net new inflows and FX impacts
●	RWAs were broadly stable at £8.2bn (December 2025: £8.0bn)

1	Refer to page 40 for further information on net new assets under management, assets under management and assets under supervision.
2
Invested assets (held off-balance sheet) represent assets under management and supervision. Uninvested cash held under an investment mandate and reported within deposits is excluded from invested assets.

3	Client assets and liabilities refers to deposits, lending and invested assets.

Barclays Investment Bank	Three months ended
	31.03.26	31.03.25
Income statement information	£m	£m	% Change
Net interest income	383	297	29
Net trading income	2,358	2,416	(2)
Net fee, commission and other income	1,287	1,160	11
Total income	4,028	3,873	4
Operating costs	(2,107)	(2,061)	(2)
UK regulatory levies	(22)	(27)	19
Litigation and conduct	2	(3)
Total operating expenses	(2,127)	(2,091)	(2)
Other net income	-	-	-
Profit before impairment	1,901	1,782	7
Credit impairment charges	(279)	(72)
Profit before tax	1,622	1,710	(5)
Attributable profit	1,111	1,199	(7)

Performance measures
Return on average allocated tangible equity	15.0%	16.2%
Average allocated tangible equity (£bn)	29.7	29.6
Income over average risk weighted assets	8.0%	7.7%
Cost: income ratio	53%	54%
Loan loss rate (bps)	82	23

	As at 31.03.26	As at 31.12.25	As at 31.03.25
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	73.6	70.0	68.6
Loans and advances to banks at amortised cost	10.0	7.4	7.4
Debt securities at amortised cost	52.9	52.9	53.1
Loans and advances at amortised cost	136.5	130.3	129.1
Trading portfolio assets	189.3	189.5	185.5
Derivative financial instrument assets	285.4	251.5	253.6
Financial assets at fair value through the income statement	215.6	183.6	209.5
Cash collateral and settlement balances	189.2	121.6	148.8

Deposits at amortised cost	157.4	156.1	148.9
Derivative financial instrument liabilities	272.6	240.6	245.1

Risk weighted assets	201.7	196.7	195.9
Period end allocated tangible equity	29.6	28.9	28.9

	Three months ended
	31.03.26	31.03.25
Analysis of total income	£m	£m	% Change
FICC	1,716	1,699	1
Equities	1,116	963	16
Global Markets	2,832	2,662	6
Advisory	255	143	78
Equity capital markets	92	70	31
Debt capital markets	407	431	(6)
Banking fees and underwriting	754	644	17
Corporate lending1	16	156	(90)
Transaction banking	426	411	4
International Corporate Bank	442	567	(22)
Investment Banking	1,196	1,211	(1)
Total income	4,028	3,873	4

1	Q126 includes c.£40m of fair value losses on lending. Q125 included c.£105m of fair value gains on leverage finance lending.

IB delivered a RoTE of 15.0% (Q125: 16.2%), driven by Global Markets and Investment Banking fees and underwriting income, whilst maintaining cost and capital discipline, driving positive operating jaws and improved RWA productivity.

Income statement - Q126 compared to Q125
●	Profit before tax decreased to £1,622m (Q125: £1,710m)
●
IB has a diverse income profile across businesses and geographies. The 7% appreciation of average GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges and total operating expenses

●	Total income increased 4% to £4,028m, including the adverse impact of strengthening average GBP against USD
	-	Global Markets income increased 6% to £2,832m, driven by increased income in Equities and Credit
		-	FICC income was broadly stable at £1,716m (Q125: £1,699m), as we continued to provide support to clients through a range of environments
		-	Equities income increased 16% to £1,116m, reflecting growth in Prime Financing, and elevated volatility in Derivatives
	-	Investment Banking income was broadly stable at £1,196m (Q125: £1,211m)
-
Banking fees and underwriting income increased 17% to £754m, primarily driven by Advisory and Equity Capital Markets, up 78% and 31% respectively, partially offset by Debt Capital Markets due to a strong prior year comparator

-
International Corporate Bank (ICB) income decreased 22% to £442m. Transaction banking income increased 4% to £426m, as higher income from growth in deposit balances was partially offset by margin compression due to change in deposits product mix.  Corporate lending income decreased to £16m due to net losses on fair value lending¹

●	Total operating expenses were broadly stable at £2,127m, driven by efficiency savings, offset by higher performance costs
●
Credit impairment charges increased to £279m (Q125: £72m), primarily driven by a single name charge of £228m. The tariff related adjustment from Q125 of £35m² was released, due to the lack of tariff-driven credit deterioration and losses. However, geopolitical uncertainty persists and is reflected through a management adjustment of £52m² to capture increased downside risk.

Balance sheet - 31 March 2026 compared to 31 December 2025
●	Loans and advances at amortised cost increased to £136.5bn (December 2025: £130.3bn), driven by increased lending across Global Markets and Banking
●	Cash collateral and settlement balances increased to £189.2bn (December 2025: £121.6bn), primarily driven by seasonality and higher client activity during a period of elevated volatility
●
Financial assets at fair value through the income statement increased to £215.6bn (December 2025: £183.6bn), driven by an increase in activity as we continue to support clients through a range of environments

●
Derivative financial instrument assets increased to £285.4bn (December 2025: £251.5bn) and liabilities increased to £272.6bn (December 2025: £240.6bn), primarily driven by the strengthening of spot USD against GBP in Q126 and elevated volatility

●	RWAs increased to £201.7bn (December 2025: £196.7bn), mainly driven by higher activity in Global Markets as we continued to support clients through a range of environments

1	Q126 includes c.£40m of fair value losses on lending. Q125 included c.£105m of fair value gains on leverage finance lending.
2	Net of Significant Risk Transfer (SRT).

Barclays US Consumer Bank	Three months ended
	31.03.26	31.03.25
Income statement information	£m	£m	% Change
Net interest income	823	678	21
Net fee, commission and other income	160	186	(14)
Total income	983	864	14
Operating costs	(380)	(407)	7
UK regulatory levies	-	-
Litigation and conduct	-	(3)
Total operating expenses	(380)	(410)	7
Other net income	-	-
Profit before impairment	603	454	33
Credit impairment charges	(367)	(399)	8
Profit before tax	236	55
Attributable profit	176	41

Performance measures
Return on average allocated tangible equity	18.8%	4.5%
Average allocated tangible equity (£bn)	3.8	3.6
Cost: income ratio	39%	47%
Loan loss rate (bps)	491	562
Net interest margin	12.76%	10.53%

	As at 31.03.26	As at 31.12.25	As at 31.03.25
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	21.0	21.1	18.8
Deposits at amortised cost	25.0	24.2	23.8
Risk weighted assets	27.6	27.4	25.6
Period end allocated tangible equity	3.8	3.8	3.5

USCB delivered a RoTE of 18.8% (Q125: 4.5%), reflecting continued operational progress, with increased income from business growth and higher net interest margin, positive operating jaws, and lower credit impairment charges.

Income statement - Q126 compared to Q125
●	Profit before tax increased to £236m (Q125: £55m)
●	The 7% appreciation of average GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges and total operating expenses
●
Total income increased 14% to £983m, driven by organic business growth, the acquisition of the General Motors co-branded cards portfolio (GM portfolio) and increased purchase activity, partially offset by the strengthening of average GBP against USD. NII increased 21% to £823m with a net interest margin (NIM) of 12.76% (Q125: 10.53%), including business growth and repricing initiatives. Net fee, commission and other income decreased 14% to £160m driven by the Q425 partner reward updates, partially offset by purchases and fee growth

●
Total operating expenses decreased 7% to £380m, reflecting the strengthening of average GBP against USD, as business growth and inflationary headwinds were broadly offset by lower partner related expenses and ongoing efficiency savings

●
Credit impairment charges decreased to £367m (Q125: £399m), reflecting stable underlying credit performance. The tariff related management adjustment from Q125 of £36m was released, due to the lack of tariff-driven credit deterioration and losses. However, geopolitical uncertainty persists and is reflected through holding back a £29m release arising from the Q126 macroeconomic scenario. US cards 30 and 90 day arrears rates1 were 3.1% (Q125: 3.0%) and 1.7% (Q125: 1.6%) respectively. The USCB total coverage ratio was 11.5% (December 2025: 11.1%)

Balance sheet - 31 March 2026 compared to 31 December 2025
●	Loans and advances to customers at amortised cost were broadly stable at £21.0bn (December 2025: £21.1bn)
●	Deposits at amortised cost increased to £25.0bn (December 2025: £24.2bn), with growth in retail savings which is in line with USCB's ambition to grow core deposits
●	RWAs were broadly stable at £27.6bn (December 2025: £27.4bn)

1	Including a co-branded cards portfolio classified as assets held for sale.

Head Office	Three months ended
	31.03.26	31.03.25
Income statement information	£m	£m	% Change
Net interest income	(53)	174
Net fee, commission and other income	70	(109)
Total income	17	65	(74)
Operating costs	(205)	(207)	1
UK regulatory levies	-	-
Litigation and conduct	(107)	(3)
Total operating expenses	(312)	(210)	(49)
Other net income	21	18	17
Loss before impairment	(274)	(127)
Credit impairment releases/(charges)	2	(4)
Loss before tax	(272)	(131)
Attributable loss	(206)	(124)	(66)

Performance measures
Average allocated tangible equity (£bn)	6.8	3.8

	As at 31.03.26	As at 31.12.25	As at 31.03.25
Balance sheet information	£bn	£bn	£bn
Risk weighted assets	12.3	12.3	12.7
Period end allocated tangible equity	5.4	7.5	4.7

Income statement - Q126 compared to Q125
●	Loss before tax was £272m (Q125: £131m)
●	Total income decreased to £17m (Q125: £65m), driven by the impact of the disposal of the German consumer finance business in Q125, and mark-to-market losses on legacy investments
●	Total operating expenses increased to £312m (Q125: £210m), reflecting a £105m increase in the provision for the FCA motor finance redress scheme

Balance sheet - 31 March 2026 compared to 31 December 2025
●	RWAs were stable at £12.3bn (December 2025: £12.3bn)

Quarterly Results Summary

Barclays Group
	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,737	3,734	3,745	3,505	3,517	3,500	3,308	3,056
Net fee, commission and other income	4,426	3,343	3,422	3,682	4,192	3,464	3,239	3,268
Total income	8,163	7,077	7,167	7,187	7,709	6,964	6,547	6,324
Operating costs	(4,359)	(4,379)	(4,254)	(4,149)	(4,258)	(4,244)	(3,954)	(3,999)
UK regulatory levies	(84)	(229)	12	-	(96)	(227)	27	-
Litigation and conduct	(104)	(50)	(255)	(76)	(11)	(121)	(35)	(7)
Total operating expenses	(4,547)	(4,658)	(4,497)	(4,225)	(4,365)	(4,592)	(3,962)	(4,006)
Other net income/(expenses)	21	(25)	39	(9)	18	-	21	4
Profit before impairment	3,637	2,394	2,709	2,953	3,362	2,372	2,606	2,322
Credit impairment charges	(823)	(535)	(632)	(469)	(643)	(711)	(374)	(384)
Profit before tax	2,814	1,859	2,077	2,484	2,719	1,661	2,232	1,938
Tax charges	(638)	(388)	(365)	(552)	(621)	(448)	(412)	(427)
Profit after tax	2,176	1,471	1,712	1,932	2,098	1,213	1,820	1,511
Non-controlling interests	-	(18)	-	(21)	(2)	(20)	(3)	(23)
Other equity instrument holders	(244)	(258)	(255)	(252)	(232)	(228)	(253)	(251)
Attributable profit	1,932	1,195	1,457	1,659	1,864	965	1,564	1,237

Performance measures
Return on average tangible shareholders' equity	13.5%	8.5%	10.6%	12.3%	14.0%	7.5%	12.3%	9.9%
Average tangible shareholders' equity (£bn)	57.2	56.5	55.1	53.9	53.1	51.5	51.0	49.8
Cost: income ratio	56%	66%	63%	59%	57%	66%	61%	63%
Loan loss rate (bps)	74	48	57	44	61	66	37	38
Basic earnings per ordinary share	14.1p	8.6p	10.4p	11.7p	13.0p	6.7p	10.7p	8.3p
Basic weighted average number of shares (m)	13,727	13,883	14,045	14,211	14,314	14,432	14,648	14,915
Period end number of shares (m)	13,737	13,867	13,996	14,180	14,336	14,420	14,571	14,826
Period end tangible shareholders' equity (£bn)	55.6	56.8	54.9	54.5	53.4	51.5	51.1	50.4

Balance sheet and capital management1	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	358.3	352.8	346.4	339.2	338.6	337.9	326.5	329.8
Loans and advances to banks at amortised cost	12.0	8.7	9.4	8.7	9.4	8.3	8.1	8.0
Debt securities at amortised cost	68.3	68.5	70.7	69.9	71.4	68.2	64.6	61.7
Loans and advances at amortised cost	438.6	430.0	426.5	417.8	419.4	414.5	399.2	399.5
Loans and advances at amortised cost impairment coverage ratio	1.3%	1.2%	1.2%	1.2%	1.2%	1.2%	1.3%	1.4%
Total assets	1,694.8	1,544.2	1,629.2	1,598.7	1,593.5	1,518.2	1,531.1	1,576.6
Deposits at amortised cost	587.6	585.6	575.3	564.5	574.3	560.7	542.8	557.5
Tangible net asset value per share	405p	409p	392p	384p	372p	357p	351p	340p
Common equity tier 1 ratio	14.1%	14.3%	14.1%	14.0%	13.9%	13.6%	13.8%	13.6%
Common equity tier 1 capital	51.2	51.1	50.3	49.5	48.8	48.6	47.0	47.7
Risk weighted assets	364.5	356.8	357.4	353.0	351.3	358.1	340.4	351.4
UK leverage ratio	4.8%	5.1%	4.9%	5.0%	5.0%	5.0%	4.9%	5.0%
UK leverage exposure	1,321.3	1,247.3	1,285.3	1,259.8	1,252.8	1,206.5	1,197.4	1,222.7

Funding and liquidity
Group liquidity pool (£bn)	326.1	337.8	332.9	333.7	336.3	296.9	311.7	328.7
Liquidity coverage ratio	165.4%	170.0%	174.6%	177.7%	175.3%	172.4%	170.1%	167.0%
Net stable funding ratio	135.4%	135.2%	135.3%	135.6%	136.2%	134.9%	135.6%	136.4%
Loan: deposit ratio	75%	73%	74%	74%	73%	74%	74%	72%

1	Refer to pages 32 to 36 for further information on how capital, RWAs and leverage are calculated.

Barclays UK
	Q126	Q425	Q325	Q225	Q125	Q4241	Q324	Q224
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,986	2,015	1,961	1,855	1,822	1,815	1,666	1,597
Net fee, commission and other income	272	247	292	264	252	800	280	290
Total income	2,258	2,262	2,253	2,119	2,074	2,615	1,946	1,887
Operating costs	(1,174)	(1,274)	(1,189)	(1,168)	(1,115)	(1,170)	(1,017)	(1,041)
UK regulatory levies	(44)	(41)	(1)	-	(43)	(36)	12	-
Litigation and conduct	1	(14)	(8)	(27)	(2)	(9)	(1)	(4)
Total operating expenses	(1,217)	(1,329)	(1,198)	(1,195)	(1,160)	(1,215)	(1,006)	(1,045)
Other net income	-	-	-	-	-	-	-	-
Profit before impairment	1,041	933	1,055	924	914	1,400	940	842
Credit impairment charges	(178)	(74)	(102)	(79)	(158)	(283)	(16)	(8)
Profit before tax	863	859	953	845	756	1,117	924	834
Attributable profit	591	706	647	580	510	781	621	584

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	217.8	216.5	213.4	211.2	209.6	207.7	199.3	198.7
Customer deposits at amortised cost	243.9	244.6	241.5	241.3	243.1	244.2	236.3	236.8
Loan: deposit ratio	95%	94%	95%	94%	93%	92%	92%	91%
Risk weighted assets	87.5	85.8	86.7	86.1	85.0	84.5	77.5	76.5
Period end allocated tangible equity	12.0	11.8	11.9	11.8	11.8	11.6	10.7	10.6

Performance measures
Return on average allocated tangible equity	19.7%	23.8%	21.8%	19.7%	17.4%	28.0%	23.4%	22.3%
Average allocated tangible equity (£bn)	12.0	11.9	11.9	11.8	11.7	11.2	10.6	10.5
Cost: income ratio	54%	59%	53%	56%	56%	46%	52%	55%
Loan loss rate (bps)	31	13	18	14	28	49	3	1
Net interest margin	3.72%	3.72%	3.68%	3.55%	3.55%	3.53%	3.34%	3.22%

1	Q424 includes the day 1 impacts from the acquisition of Tesco Bank: total Income includes a £556m gain, and credit impairment charges includes a £209m charge.

Analysis of Barclays UK	Q126	Q425	Q325	Q225	Q125	Q4241	Q324	Q224
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Retail Banking	1,725	1,702	1,708	1,599	1,573	2,078	1,433	1,402
Business Banking	533	560	545	520	501	537	513	485
Total income	2,258	2,262	2,253	2,119	2,074	2,615	1,946	1,887

Analysis of credit impairment (charges)/releases
Retail Banking	(179)	(72)	(98)	(59)	(145)	(279)	(12)	(51)
Business Banking	1	(2)	(4)	(20)	(13)	(4)	(4)	43
Total credit impairment charges	(178)	(74)	(102)	(79)	(158)	(283)	(16)	(8)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Retail Banking	200.1	198.6	195.2	192.4	190.4	188.0	178.7	177.5
Business Banking	17.7	17.9	18.2	18.8	19.2	19.7	20.6	21.2
Total loans and advances to customers at amortised cost	217.8	216.5	213.4	211.2	209.6	207.7	199.3	198.7

Analysis of customer deposits at amortised cost
Retail Banking	193.1	192.7	189.3	189.3	190.8	191.4	182.9	183.3
Business Banking	50.8	51.9	52.2	52.0	52.3	52.8	53.4	53.5
Total customer deposits at amortised cost	243.9	244.6	241.5	241.3	243.1	244.2	236.3	236.8

1	Q424 includes the day 1 impacts from the acquisition of Tesco Bank: total Income includes a £556m gain, and credit impairment charges includes a £209m charge.

Barclays UK Corporate Bank
	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	394	396	383	359	342	324	309	296
Net fee, commission, trading and other income	136	143	139	160	142	134	136	147
Total income	530	539	522	519	484	458	445	443
Operating costs	(239)	(272)	(243)	(240)	(234)	(250)	(229)	(235)
UK regulatory levies	(15)	(14)	9	-	(24)	(14)	7	-
Litigation and conduct	-	-	-	(39)	-	(1)	-	-
Total operating expenses	(254)	(286)	(234)	(279)	(258)	(265)	(222)	(235)
Other net income	-	-	-	-	-	-	-	-
Profit before impairment	276	253	288	240	226	193	223	208
Credit impairment charges	(3)	(1)	(5)	(12)	(19)	(40)	(13)	(8)
Profit before tax	273	252	283	228	207	153	210	200
Attributable profit	187	168	196	142	142	98	144	135

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	30.8	30.0	29.0	27.9	26.7	25.4	24.8	25.7
Deposits at amortised cost	88.0	88.7	86.7	85.3	85.3	83.1	82.3	84.9
Risk weighted assets	27.3	26.5	25.2	25.3	24.2	23.9	22.1	21.9
Period end allocated tangible equity	3.7	3.7	3.4	3.5	3.4	3.3	3.0	3.0

Performance measures
Return on average allocated tangible equity	19.9%	19.1%	22.8%	16.6%	17.1%	12.3%	18.8%	18.0%
Average allocated tangible equity (£bn)	3.8	3.5	3.4	3.4	3.3	3.2	3.1	3.0
Cost: income ratio	48%	53%	45%	54%	53%	58%	50%	53%
Loan loss rate (bps)	4	1	7	17	28	62	21	12

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Corporate lending	89	97	90	90	80	71	67	57
Transaction banking	441	442	432	429	404	387	378	386
Total income	530	539	522	519	484	458	445	443

Barclays Private Bank and Wealth Management
	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	204	202	190	203	204	216	189	187
Net fee, commission and other income	143	146	145	145	145	135	137	133
Total income	347	348	335	348	349	351	326	320
Operating costs	(254)	(279)	(243)	(238)	(234)	(255)	(222)	(220)
UK regulatory levies	(3)	(7)	(1)	-	(2)	(7)	1	-
Litigation and conduct	-	(10)	1	-	-	(1)	-	1
Total operating expenses	(257)	(296)	(243)	(238)	(236)	(263)	(221)	(219)
Other net income	-	-	-	-	-	-	-	-
Profit before impairment	90	52	92	110	113	88	105	101
Credit impairment releases/(charges)	2	(2)	(1)	2	9	(2)	(7)	3
Profit before tax	92	50	91	112	122	86	98	104
Attributable profit	73	35	72	88	96	63	74	77

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	14.7	14.7	14.9	14.5	14.5	14.5	14.0	13.9
Deposits at amortised cost	73.3	72.0	70.6	66.7	73.1	69.5	64.8	64.6
Risk weighted assets	8.2	8.0	7.9	7.9	8.0	7.9	7.3	7.0
Period end allocated tangible equity	1.1	1.1	1.1	1.1	1.1	1.1	1.0	1.0
Client assets and liabilities1	223.8	227.6	221.5	213.4	212.4	208.9	201.5	198.5

Performance measures
Return on average allocated tangible equity	25.5%	12.6%	26.4%	31.9%	34.5%	23.9%	29.0%	30.8%
Average allocated tangible equity (£bn)	1.1	1.1	1.1	1.1	1.1	1.1	1.0	1.0
Cost: income ratio	74%	85%	73%	68%	68%	75%	68%	68%
Loan loss rate (bps)	(6)	5	3	(5)	(25)	5	19	(9)

1	Client assets and liabilities refers to deposits, lending and invested assets.

Barclays Investment Bank
	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	383	356	347	334	297	284	282	268
Net trading income	2,358	1,294	1,581	1,906	2,416	1,262	1,512	1,485
Net fee, commission and other income	1,287	1,142	1,155	1,067	1,160	1,061	1,057	1,266
Total income	4,028	2,792	3,083	3,307	3,873	2,607	2,851	3,019
Operating costs	(2,107)	(1,924)	(2,010)	(1,932)	(2,061)	(1,903)	(1,906)	(1,900)
UK regulatory levies	(22)	(159)	5	-	(27)	(161)	7	-
Litigation and conduct	2	(8)	(9)	(8)	(3)	(26)	(17)	(3)
Total operating expenses	(2,127)	(2,091)	(2,014)	(1,940)	(2,091)	(2,090)	(1,916)	(1,903)
Other net income	-	-	-	-	-	-	-	-
Profit before impairment	1,901	701	1,069	1,367	1,782	517	935	1,116
Credit impairment charges	(279)	(22)	(144)	(67)	(72)	(46)	(43)	(44)
Profit before tax	1,622	679	925	1,300	1,710	471	892	1,072
Attributable profit	1,111	294	723	876	1,199	247	652	715

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	73.6	70.0	68.6	66.8	68.6	69.7	64.5	66.6
Loans and advances to banks at amortised cost	10.0	7.4	7.5	7.1	7.4	6.8	6.7	6.6
Debt securities at amortised cost	52.9	52.9	53.0	52.4	53.1	47.9	44.8	41.7
Loans and advances at amortised cost	136.5	130.3	129.1	126.3	129.1	124.4	116.0	114.9
Trading portfolio assets	189.3	189.5	191.3	186.1	185.5	166.1	185.8	197.2
Derivative financial instrument assets	285.4	251.5	263.8	279.0	253.6	291.6	256.7	251.4
Financial assets at fair value through the income statement	215.6	183.6	222.8	215.2	209.5	190.4	210.8	211.7
Cash collateral and settlement balances	189.2	121.6	152.1	145.0	148.8	111.1	134.7	139.8

Deposits at amortised cost	157.4	156.1	152.8	148.7	148.9	140.5	139.8	151.3
Derivative financial instrument liabilities	272.6	240.6	252.0	265.1	245.1	279.0	249.4	241.8

Risk weighted assets	201.7	196.7	199.1	196.4	195.9	198.8	194.2	203.3
Period end allocated tangible equity	29.6	28.9	29.1	28.7	28.9	29.3	28.4	29.7

Performance measures
Return on average allocated tangible equity	15.0%	4.0%	10.1%	12.2%	16.2%	3.4%	8.8%	9.6%
Average allocated tangible equity (£bn)	29.7	29.6	28.6	28.7	29.6	29.3	29.5	29.9
Income over average risk weighted assets	8.0%	5.5%	6.3%	6.7%	7.7%	5.2%	5.7%	5.9%
Cost: income ratio	53%	75%	65%	59%	54%	80%	67%	63%
Loan loss rate (bps)	82	7	44	21	23	15	15	15

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,716	1,024	1,256	1,450	1,699	934	1,180	1,149
Equities	1,116	703	689	870	963	604	692	696
Global Markets	2,832	1,727	1,945	2,320	2,662	1,538	1,872	1,845
Advisory	255	214	196	123	143	189	186	138
Equity capital markets	92	56	71	81	70	98	64	121
Debt capital markets	407	336	379	364	431	327	344	420
Banking Fees and Underwriting	754	606	646	568	644	614	594	679
Corporate lending	16	27	68	(4)	156	45	(21)	87
Transaction banking	426	432	424	423	411	410	406	408
International Corporate Banking	442	459	492	419	567	455	385	495
Investment Banking	1,196	1,065	1,138	987	1,211	1,069	979	1,174
Total income	4,028	2,792	3,083	3,307	3,873	2,607	2,851	3,019

Barclays US Consumer Bank
	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	823	776	726	640	678	678	647	646
Net fee, commission, trading and other income	160	277	215	183	186	179	144	173
Total income	983	1,053	941	823	864	857	791	819
Operating costs	(380)	(427)	(407)	(396)	(407)	(433)	(384)	(408)
UK regulatory levies	-	-	-	-	-	-	-	-
Litigation and conduct	-	(5)	-	-	(3)	-	(9)	(2)
Total operating expenses	(380)	(432)	(407)	(396)	(410)	(433)	(393)	(410)
Other net income	-	-	-	-	-	-	-	-
Profit before impairment	603	621	534	427	454	424	398	409
Credit impairment charges	(367)	(431)	(379)	(312)	(399)	(298)	(276)	(309)
Profit before tax	236	190	155	115	55	126	122	100
Attributable profit	176	144	118	87	41	94	89	75

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	21.0	21.1	20.0	18.2	18.8	20.0	23.2	24.3
Deposits at amortised cost	25.0	24.2	23.7	22.5	23.8	23.3	19.4	20.0
Risk weighted assets	27.6	27.4	25.8	24.7	25.6	26.8	23.2	24.4
Period end allocated tangible equity	3.8	3.8	3.5	3.4	3.5	3.7	3.2	3.3

Performance measures
Return on average allocated tangible equity	18.8%	15.8%	13.5%	10.2%	4.5%	11.2%	10.9%	9.2%
Average allocated tangible equity (£bn)	3.8	3.6	3.5	3.4	3.6	3.4	3.3	3.3
Cost: income ratio	39%	41%	43%	48%	47%	51%	50%	50%
Loan loss rate (bps)1	491	558	505	456	562	395	411	438
Net interest margin	12.76%	11.63%	11.50%	10.83%	10.53%	10.66%	10.38%	10.43%

1	LLR includes held for sale portfolios to remain consistent with the treatment of impairment.

Head Office
	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(53)	(11)	138	114	174	183	215	62
Net fee, commission and other income	70	94	(105)	(43)	(109)	(107)	(27)	(226)
Total income	17	83	33	71	65	76	188	(164)
Operating costs	(205)	(203)	(162)	(175)	(207)	(233)	(197)	(195)
UK regulatory levies	-	(8)	-	-	-	(9)	-	-
Litigation and conduct	(107)	(13)	(239)	(2)	(3)	(84)	(7)	1
Total operating expenses	(312)	(224)	(401)	(177)	(210)	(326)	(204)	(194)
Other net income/(expenses)	21	(25)	39	(9)	18	-	21	4
(Loss)/profit before impairment	(274)	(166)	(329)	(115)	(127)	(250)	5	(354)
Credit impairment releases/(charges)	2	(5)	(1)	(1)	(4)	(42)	(19)	(18)
Loss before tax	(272)	(171)	(330)	(116)	(131)	(292)	(14)	(372)
Attributable loss	(206)	(152)	(299)	(114)	(124)	(318)	(16)	(349)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	12.3	12.3	12.7	12.6	12.7	16.2	16.1	18.3
Period end allocated tangible equity	5.4	7.5	5.8	5.9	4.7	2.4	4.9	2.7

Performance measures
Average allocated tangible equity (£bn)	6.8	6.7	6.6	5.5	3.8	3.4	3.5	2.1

Performance Management

Margins and balances
	Three months ended 31.03.26			Three months ended 31.03.25
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	1,986	216,623	3.72	1,822	208,305	3.55
Barclays UK Corporate Bank	394	28,536	5.60	342	24,605	5.64
Barclays Private Bank and Wealth Management	204	15,022	5.51	204	14,674	5.64
Barclays US Consumer Bank1	823	26,163	12.76	678	26,106	10.53
Group excluding IB and Head Office1	3,407	286,344	4.83	3,046	273,690	4.51
Barclays Investment Bank	383			297
Head Office	(53)			174
Barclays Group Net interest income	3,737			3,517

The Group excluding IB and Head Office net interest margin increased by 32bps from 4.51% in Q125 to 4.83% in Q126 due to higher Group structural hedge income and partner reward updates in USCB.

Quarterly analysis
	Q126	Q425	Q325	Q225	Q125
Net interest income	£m	£m	£m	£m	£m
Barclays UK	1,986	2,015	1,961	1,855	1,822
Barclays UK Corporate Bank	394	396	383	359	342
Barclays Private Bank and Wealth Management	204	202	190	203	204
Barclays US Consumer Bank	823	776	726	640	678
Group excluding IB and Head Office	3,407	3,389	3,260	3,057	3,046

Average customer assets	£m	£m	£m	£m	£m
Barclays UK	216,623	214,770	211,384	209,649	208,305
Barclays UK Corporate Bank	28,536	27,841	26,645	25,478	24,605
Barclays Private Bank and Wealth Management	15,022	15,105	14,802	14,729	14,674
Barclays US Consumer Bank1	26,163	26,470	25,037	23,713	26,106
Group excluding IB and Head Office1	286,344	284,186	277,868	273,569	273,690

Net interest margin	%	%	%	%	%
Barclays UK	3.72	3.72	3.68	3.55	3.55
Barclays UK Corporate Bank	5.60	5.64	5.70	5.65	5.64
Barclays Private Bank and Wealth Management	5.51	5.31	5.09	5.53	5.64
Barclays US Consumer Bank	12.76	11.63	11.50	10.83	10.53
Group excluding IB and Head Office	4.83	4.73	4.65	4.48	4.51

1	Includes average customer asset balances classified as held for sale.

Structural hedge
The Group employs a structural hedge programme designed to stabilise NIM on fixed rate non-maturity balance sheet items that are behaviourally stable. As interest rates move, such balances would otherwise drive material income volatility where there is a re-pricing mismatch with floating rate assets.

The structural hedge predominantly covers non-interest-bearing current accounts and the fixed portion of instant access savings accounts as well as equity, which are invested into either floating rate customer assets or balances at central banks, creating an exposure to changes in interest rates. The structural hedge is executed via a portfolio of receive-fixed, pay variable interest rate swaps, with an amortising structure so that a small portion matures and is reinvested each month at prevailing market rates. The pay-floating leg of the interest rate swaps nets down a proportion of the receive-floating income from the customer assets, leaving a receive-fixed income stream from the structural hedge.

The purpose of the structural hedge is to smooth the Group NII through time. The floating leg of the swap will re-price immediately, whereas the fixed rate yield on the portfolio reprices gradually, as a portion of the swap portfolio matures and the roll is re-invested onto new market rates.

When interest rates are higher than our structural hedge yield, the pay-floating rate will typically be higher than our average receive-fixed rate. In this scenario, when viewed in isolation, the structural hedge will be a net drag to Group NII. When floating rates are lower than our structural hedge yield, the hedge in isolation will be a net benefit.

Since the receive-fixed swaps are booked for a specific term, an element of NII is 'locked in'. The income stabilising feature of the structural hedge provides greater net interest income certainty through the interest rate cycle.

The structural hedge is one component of a larger portfolio of interest rate risk management activities that includes non-structural hedging (e.g. pay-fixed and receive-variable flows for asset hedging), and other offsetting flows. The net risk of these positions is executed externally through interest rate swaps and managed for accounting risk (i.e. income volatility arising from the accounting mismatch of swaps at fair value through profit and loss and underlying hedged items at amortised cost) within the cash flow hedging reserve.

Overall the Group has external derivatives designated as cash flow hedges that hedge interest rate risk with a notional £120.9bn (December 2025: £114.6bn) which reflects the structural hedge notional of £241.8bn (December 2025: £236.1bn) netted with non-structural hedging positions of £120.9bn (December 2025: £121.5bn). The majority of these interest rate swaps are cleared with Central Clearing Counterparties and margined daily with an average structural hedge duration of c3.5 years.

Gross structural hedge contributions in Q126 were £1,660m (Q125: £1,335m). Gross structural hedge contributions represent the absolute interest income earned on the fixed legs of the swaps in the structural hedge as the floating leg is offset by the base rate funding of the deposits.

Credit Risk

Loans and advances at amortised cost by geography

Total loans and advances at amortised cost in the credit risk section includes loans and advances at amortised cost to banks and loans and advances at amortised cost to customers.

The table below presents a product and geographical breakdown of loans and advances at amortised cost and the impairment allowance by stage; and includes purchased or originated credit-impaired (POCI) balances. POCI balances represent a fixed pool of assets purchased at a deep discount to face value reflecting credit losses incurred from the point of origination to date of acquisition. The table also presents stage allocation of debt securities and off-balance sheet loan commitments and financial guarantee contracts.

The impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For wholesale portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure					Impairment allowance
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.03.26	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	161,120	13,982	1,883	-	176,985	12	19	64	-	95
Retail credit cards	14,657	2,024	291	18	16,990	176	425	183	-	784
Retail other	9,906	1,526	322	11	11,765	109	175	214	-	498
Corporate loans1	56,541	6,037	1,650	-	64,228	116	169	670	-	955
Total UK	242,224	23,569	4,146	29	269,968	413	788	1,131	-	2,332
Retail mortgages	1,838	31	158	-	2,027	2	-	24	-	26
Retail credit cards	18,547	2,651	1,842	-	23,040	394	791	1,488	-	2,673
Retail other	2,462	260	61	-	2,783	5	5	20	-	30
Corporate loans	71,802	4,533	1,732	-	78,067	76	150	296	-	522
Total Rest of the World	94,649	7,475	3,793	-	105,917	477	946	1,828	-	3,251
Total loans and advances at amortised cost	336,873	31,044	7,939	29	375,885	890	1,734	2,959	-	5,583
Debt securities at amortised cost	67,940	404	-	-	68,344	9	10	-	-	19
Total loans and advances at amortised cost including debt securities	404,813	31,448	7,939	29	444,229	899	1,744	2,959	-	5,602
Off-balance sheet loan commitments and financial guarantee contracts2	420,832	16,039	857	5	437,733	148	245	32	-	425
Total3,4	825,645	47,487	8,796	34	881,962	1,047	1,989	2,991	-	6,027

	Net exposure					Coverage ratio
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.03.26	£m	£m	£m	£m	£m	%	%	%	%	%
Retail mortgages	161,108	13,963	1,819	-	176,890	-	0.1	3.4	-	0.1
Retail credit cards	14,481	1,599	108	18	16,206	1.2	21.0	62.9	-	4.6
Retail other	9,797	1,351	108	11	11,267	1.1	11.5	66.5	-	4.2
Corporate loans1	56,425	5,868	980	-	63,273	0.2	2.8	40.6	-	1.5
Total UK	241,811	22,781	3,015	29	267,636	0.2	3.3	27.3	-	0.9
Retail mortgages	1,836	31	134	-	2,001	0.1	-	15.2	-	1.3
Retail credit cards	18,153	1,860	354	-	20,367	2.1	29.8	80.8	-	11.6
Retail other	2,457	255	41	-	2,753	0.2	1.9	32.8	-	1.1
Corporate loans	71,726	4,383	1,436	-	77,545	0.1	3.3	17.1	-	0.7
Total Rest of the World	94,172	6,529	1,965	-	102,666	0.5	12.7	48.2	-	3.1
Total loans and advances at amortised cost	335,983	29,310	4,980	29	370,302	0.3	5.6	37.3	-	1.5
Debt securities at amortised cost	67,931	394	-	-	68,325	-	2.5	-	-	-
Total loans and advances at amortised cost including debt securities	403,914	29,704	4,980	29	438,627	0.2	5.5	37.3	-	1.3
Off-balance sheet loan commitments and financial guarantee contracts2	420,684	15,794	825	5	437,308	-	1.5	3.7	-	0.1
Total3,4	824,598	45,498	5,805	34	875,935	0.1	4.2	34.0	-	0.7

1
Includes Business Banking, which has a gross exposure of £12.4bn and an impairment allowance of £318m. This comprises £60m impairment allowance on £9.7bn Stage 1 exposure, £51m on £2.1bn Stage 2 exposure and £207m on £0.6bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 1.2%.

2	Excludes loan commitments and financial guarantees of £25.4bn carried at fair value and includes exposure relating to financial assets classified as assets held for sale.
3
Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £293.7bn and an impairment allowance of £151m. This comprises £18m impairment allowance on £292.8bn Stage 1 exposure, £8m on £0.8bn Stage 2 exposure and £125m on £128m Stage 3 exposure.

4	The annualised loan loss rate is 74bps after applying the total impairment charge of £823m.

	Gross exposure					Impairment allowance
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.12.25	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	159,825	13,757	1,836	-	175,418	15	16	60	-	91
Retail credit cards	14,922	1,943	279	24	17,168	171	398	174	-	743
Retail other	9,867	1,512	286	15	11,680	98	178	214	-	490
Corporate loans1	54,182	6,936	1,392	-	62,510	125	180	422	-	727
Total UK	238,796	24,148	3,793	39	266,776	409	772	870	-	2,051
Retail mortgages	1,829	72	131	-	2,032	2	-	24	-	26
Retail credit cards	18,801	2,536	1,776	-	23,113	395	796	1,395	-	2,586
Retail other	2,482	206	63	-	2,751	3	5	19	-	27
Corporate loans	66,671	3,702	1,767	-	72,140	82	135	382	-	599
Total Rest of the World	89,783	6,516	3,737	-	100,036	482	936	1,820	-	3,238
Total loans and advances at amortised cost	328,579	30,664	7,530	39	366,812	891	1,708	2,690	-	5,289
Debt securities at amortised cost	68,126	371	-	-	68,497	13	9	-	-	22
Total loans and advances at amortised cost including debt securities	396,705	31,035	7,530	39	435,309	904	1,717	2,690	-	5,311
Off-balance sheet loan commitments and financial guarantee contracts2	410,493	16,473	812	5	427,783	144	240	32	-	416
Total3,4	807,198	47,508	8,342	44	863,092	1,048	1,957	2,722	-	5,727

	Net exposure					Coverage ratio
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.12.25	£m	£m	£m	£m	£m	%	%	%	%	%
Retail mortgages	159,810	13,741	1,776	-	175,327	-	0.1	3.3	-	0.1
Retail credit cards	14,751	1,545	105	24	16,425	1.1	20.5	62.4	-	4.3
Retail other	9,769	1,334	72	15	11,190	1.0	11.8	74.8	-	4.2
Corporate loans1	54,057	6,756	970	-	61,783	0.2	2.6	30.3	-	1.2
Total UK	238,387	23,376	2,923	39	264,725	0.2	3.2	22.9	-	0.8
Retail mortgages	1,827	72	107	-	2,006	0.1	-	18.3	-	1.3
Retail credit cards	18,406	1,740	381	-	20,527	2.1	31.4	78.5	-	11.2
Retail other	2,479	201	44	-	2,724	0.1	2.4	30.2	-	1.0
Corporate loans	66,589	3,567	1,385	-	71,541	0.1	3.6	21.6	-	0.8
Total Rest of the World	89,301	5,580	1,917	-	96,798	0.5	14.4	48.7	-	3.2
Total loans and advances at amortised cost	327,688	28,956	4,840	39	361,523	0.3	5.6	35.7	-	1.4
Debt securities at amortised cost	68,113	362	-	-	68,475	-	2.4	-	-	-
Total loans and advances at amortised cost including debt securities	395,801	29,318	4,840	39	429,998	0.2	5.5	35.7	-	1.2
Off-balance sheet loan commitments and financial guarantee contracts2	410,349	16,233	780	5	427,367	-	1.5	3.9	-	0.1
Total3,4	806,150	45,551	5,620	44	857,365	0.1	4.1	32.6	-	0.7

1
Includes Business Banking, which has a gross exposure of £12.4bn and an impairment allowance of £326m. This comprises £62m impairment allowance on £9.3bn Stage 1 exposure, £50m on £2.3bn Stage 2 exposure and £214m on £0.8bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.8%.

2	Excludes loan commitments and financial guarantees of £22.2bn carried at fair value and includes exposure relating to financial assets classified as assets held for sale.
3
Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £224.1bn and an impairment allowance of £150m. This comprises £18m impairment allowance on £222.4bn Stage 1 exposure, £8m on £1.6bn Stage 2 exposure and £124m on £127m Stage 3 exposure.

4	The annualised loan loss rate is 52bps after applying the total impairment charge of £2,279m.

Assets held for sale

This section presents a co-branded card portfolio in USCB classified as assets held for sale.

Loans and advances to customers classified as assets held for sale
	Stage 1			Stage 2			Stage 3			Total
	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage
As at 31.03.26	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Retail credit cards - US	5,061	66	1.3	484	122	25.2	57	47	82.5	5,602	235	4.2
Corporate loans - US	44	1	2.3	6	2	33.3	-	-	-	50	3	6.0
Total Rest of the World	5,105	67	1.3	490	124	25.3	57	47	82.5	5,652	238	4.2
As at 31.12.25
Retail credit cards - US	5,468	65	1.2	466	124	26.6	54	44	81.5	5,988	233	3.9
Corporate loans - US	43	1	2.3	6	2	33.3	-	-	-	49	3	6.1
Total Rest of the World	5,511	66	1.2	472	126	26.7	54	44	81.5	6,037	236	3.9

Loans and advances at amortised cost by product

The table below presents a product breakdown by stages of loans and advances at amortised cost. Also included is a breakdown of Stage 2 past due balances.

		Stage 2
As at 31.03.26	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3 excluding POCI	Stage 3 POCI	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	162,958	10,682	2,559	772	14,013	2,041	-	179,012
Retail credit cards	33,204	4,006	362	307	4,675	2,133	18	40,030
Retail other	12,368	1,394	185	207	1,786	383	11	14,548
Corporate loans	128,343	10,271	104	195	10,570	3,382	-	142,295
Total	336,873	26,353	3,210	1,481	31,044	7,939	29	375,885

Impairment allowance
Retail mortgages	14	10	6	3	19	88	-	121
Retail credit cards	570	856	157	203	1,216	1,671	-	3,457
Retail other	114	117	32	31	180	234	-	528
Corporate loans	192	300	12	7	319	966	-	1,477
Total	890	1,283	207	244	1,734	2,959	-	5,583

Net exposure
Retail mortgages	162,944	10,672	2,553	769	13,994	1,953	-	178,891
Retail credit cards	32,634	3,150	205	104	3,459	462	18	36,573
Retail other	12,254	1,277	153	176	1,606	149	11	14,020
Corporate loans	128,151	9,971	92	188	10,251	2,416	-	140,818
Total	335,983	25,070	3,003	1,237	29,310	4,980	29	370,302

Coverage ratio	%	%	%	%	%	%	%	%
Retail mortgages	-	0.1	0.2	0.4	0.1	4.3	-	0.1
Retail credit cards	1.7	21.4	43.4	66.1	26.0	78.3	-	8.6
Retail other	0.9	8.4	17.3	15.0	10.1	61.1	-	3.6
Corporate loans	0.1	2.9	11.5	3.6	3.0	28.6	-	1.0
Total	0.3	4.9	6.4	16.5	5.6	37.3	-	1.5
As at 31.12.25
Gross exposure	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	161,654	11,072	2,033	724	13,829	1,967	-	177,450
Retail credit cards	33,723	3,832	317	330	4,479	2,055	24	40,281
Retail other	12,349	1,398	207	113	1,718	349	15	14,431
Corporate loans	120,853	10,409	71	158	10,638	3,159	-	134,650
Total	328,579	26,711	2,628	1,325	30,664	7,530	39	366,812

Impairment allowance
Retail mortgages	17	9	4	3	16	84	-	117
Retail credit cards	566	840	138	216	1,194	1,569	-	3,329
Retail other	101	126	28	29	183	233	-	517
Corporate loans	207	298	7	10	315	804	-	1,326
Total	891	1,273	177	258	1,708	2,690	-	5,289

Net exposure
Retail mortgages	161,637	11,063	2,029	721	13,813	1,883	-	177,333
Retail credit cards	33,157	2,992	179	114	3,285	486	24	36,952
Retail other	12,248	1,272	179	84	1,535	116	15	13,914
Corporate loans	120,646	10,111	64	148	10,323	2,355	-	133,324
Total	327,688	25,438	2,451	1,067	28,956	4,840	39	361,523

Coverage ratio	%	%	%	%	%	%	%	%
Retail mortgages	-	0.1	0.2	0.4	0.1	4.3	-	0.1
Retail credit cards	1.7	21.9	43.5	65.5	26.7	76.4	-	8.3
Retail other	0.8	9.0	13.5	25.7	10.7	66.8	-	3.6
Corporate loans	0.2	2.9	9.9	6.3	3.0	25.5	-	1.0
Total	0.3	4.8	6.7	19.5	5.6	35.7	-	1.4

Measurement uncertainty

Scenarios used to calculate the Group's modelled ECL charge were refreshed in Q126, with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh which predated the most recent geopolitical escalation. However, the assessment of ECL includes continued use of management judgement in overlaying modelled outcomes to capture risks not fully reflected in forward-looking macroeconomic assumptions.

The Baseline scenario continues to reflect the rapidly changing trade policies of the US administration and ongoing geopolitical uncertainty. Global growth slows modestly as rising US tariffs and retaliatory measures disrupt trade flows, dampen business confidence, and weigh on investment, though domestic demand in advanced economies remains resilient. UK and US GDP growth in 2026 is expected to be 1.0% and 2.4%, respectively. Tariff-induced and supply side pressures cause headline inflation to remain stickier in the near term. Labour markets in major economies soften slightly amid increased uncertainty and slower export-orientated activity; however, the weakening is contained and does not rise significantly from current levels. UK and US quarterly unemployment rates peak at 5.2% and 4.5%, respectively.

The Downside scenarios have been calibrated to capture an escalation of trade tensions, where tariffs imposed by the US prompt retaliation from its trading partners with adverse implications for consumer prices and investment sentiment, and ongoing geopolitical uncertainty. The combination of trade impact and consumer uncertainty triggers a sharp recession, not only in the US but also in the UK and Europe driven by a severe decline in exports, business sentiment and with investment and consumption plans being put on hold. The rapid fall in external demand and a retrenchment in business investment push up unemployment rates, where job losses are concentrated in trade-exposed sectors but also spill into services. The Federal Reserve initially holds rates steady, weighing the inflation shock against the deteriorating real economy. However, as the slowdown deepens and the labour market loosens, the Federal Reserve cuts rates swiftly to stimulate aggregate demand.

In the Upside scenarios, a rise in labour force participation and higher productivity contribute to accelerated economic growth, without creating new inflationary pressures. Central banks lower interest rates stimulating private consumption and investment growth. Demand for labour increases and unemployment rates stabilise and start falling again. As geopolitical tensions ease, low inflation supports consumer purchasing power and contributes further to healthy GDP growth.

The methodology for estimating scenario weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The small increase in Upside weights is driven by improvement in UK and US GDP outlook. in the Baseline scenario, bringing the Baseline scenario closer to the Upside scenarios. For further details see page 31.

The refreshed scenarios predate the most recent geopolitical escalation, and so may not reflect the potential associated near-term impacts including supply chain disruption, higher energy prices and rising inflation. In response, management adjustments of £101m have been introduced, partially offset by the release of £81m tariff-related adjustments raised in Q125, resulting in a net additional charge of £20m.

●
Within Barclays UK, a £10m adjustment has been recognised in the Retail credit cards portfolio, reflecting a marginally weaker UK unemployment baseline than that assumed in the Q126 macroeconomic scenario.

●
For USCB, the tariff-related adjustment from Q125 of £31m1 was released due to the lack of tariff-driven credit deterioration and losses. However, uncertainty persists and has been reflected through holding back a £25m1 release arising from the Q126 macroeconomic scenario.

●
In IB, the tariff-related adjustment from Q125 of £50m (£35m net of SRT2 credit protection) was released due to the lack of tariff-driven credit deterioration and losses. However, geopolitical uncertainty persists and has been reflected through a management adjustment of £66m (£52m net of SRT2 credit protection) to capture increased downside risk.

The following tables show the key macroeconomic variables used in the five scenarios (5-year annual paths) and the weights applied to each scenario.

1	Excludes adjustments for held for sale portfolio comprising a £5m tariff-related adjustment from Q125 and a £4m adjustment from the Q126 macroeconomic scenario.
2	Significant Risk Transfer (SRT) represents risk transfer transactions used to enhance risk management capabilities.

Macroeconomic variables used in the calculation of ECL
As at 31.03.26	2026	2027	2028	2029	2030
Baseline	%	%	%	%	%
UK GDP1	1.0	1.5	1.4	1.4	1.5
UK unemployment2	5.2	5.0	5.0	4.9	4.9
UK HPI3	1.9	2.6	3.4	3.4	3.6
UK bank rate6	3.4	3.3	3.5	3.6	3.8
US GDP1	2.4	2.0	2.0	2.0	2.0
US unemployment4	4.4	4.3	4.3	4.3	4.3
US HPI5	2.7	2.1	2.4	2.4	2.4
US federal funds rate6	3.4	3.0	3.2	3.3	3.5

Downside 2
UK GDP1	(1.2)	(2.8)	2.8	1.3	0.9
UK unemployment2	5.5	7.3	7.4	5.9	5.3
UK HPI3	(16.9)	(14.1)	4.6	16.9	8.4
UK bank rate6	2.8	0.8	0.2	0.9	1.7
US GDP1	(0.5)	(4.3)	1.0	2.5	1.2
US unemployment4	5.1	7.5	8.3	6.2	5.4
US HPI5	(4.0)	(4.9)	5.2	9.2	4.6
US federal funds rate6	3.8	2.7	1.6	1.1	1.8

Downside 1
UK GDP1	(0.1)	(0.7)	2.1	1.3	1.2
UK unemployment2	5.4	6.2	6.2	5.4	5.1
UK HPI3	(7.8)	(5.9)	4.0	10.0	6.0
UK bank rate6	3.2	2.2	2.1	2.4	2.9
US GDP1	0.9	(1.1)	1.5	2.3	1.6
US unemployment4	4.8	5.9	6.3	5.3	4.8
US HPI5	(0.7)	(1.5)	3.8	5.7	3.5
US federal funds rate6	3.6	2.9	2.6	2.3	2.9

Upside 2
UK GDP1	1.8	4.0	3.1	2.5	2.3
UK unemployment2	4.8	4.2	4.1	4.0	4.0
UK HPI3	8.6	11.0	5.8	3.4	3.0
UK bank rate6	3.2	2.4	2.3	2.6	2.8
US GDP1	2.7	3.2	2.8	2.8	2.8
US unemployment4	4.1	3.6	3.6	3.6	3.6
US HPI5	6.5	4.2	5.0	4.9	4.9
US federal funds rate6	3.2	2.3	2.4	2.5	2.5

Upside 1
UK GDP1	1.4	2.7	2.2	1.9	1.9
UK unemployment2	5.0	4.6	4.6	4.5	4.5
UK HPI3	5.2	6.8	4.6	3.4	3.3
UK bank rate6	3.3	3.0	3.2	3.3	3.3
US GDP1	2.5	2.6	2.4	2.4	2.4
US unemployment4	4.3	4.0	4.0	4.0	4.0
US HPI5	4.6	3.2	3.7	3.6	3.6
US federal funds rate6	3.4	3.0	3.2	3.2	3.0

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6	Average rate.

As at 31.12.25	2025	2026	2027	2028	2029
Baseline	%	%	%	%	%
UK GDP1	1.5	1.1	1.4	1.4	1.4
UK unemployment2	4.7	4.9	4.8	4.8	4.7
UK HPI3	1.5	2.9	2.5	4.3	3.8
UK bank rate6	4.2	3.4	3.4	3.5	3.6
US GDP1	2.1	2.0	2.0	2.0	2.0
US unemployment4	4.2	4.5	4.4	4.4	4.4
US HPI5	3.2	1.7	1.9	2.6	2.6
US federal funds rate6	4.2	3.4	3.3	3.3	3.5

Downside 2
UK GDP1	1.5	(2.5)	(1.2)	2.8	1.1
UK unemployment2	4.7	5.8	7.7	6.9	5.7
UK HPI3	1.5	(24.9)	(5.1)	9.6	14.2
UK bank rate6	4.2	2.3	0.5	0.4	1.1
US GDP1	2.1	(2.7)	(2.8)	1.6	2.4
US unemployment4	4.2	5.7	8.0	7.9	5.9
US HPI5	3.2	(8.2)	(1.7)	7.2	7.7
US federal funds rate6	4.2	3.6	2.4	1.4	1.2

Downside 1
UK GDP1	1.5	(0.7)	0.1	2.1	1.3
UK unemployment2	4.7	5.3	6.3	5.8	5.2
UK HPI3	1.5	(11.8)	(1.3)	6.9	8.9
UK bank rate6	4.2	2.9	2.0	1.9	2.4
US GDP1	2.1	(0.3)	(0.4)	1.8	2.2
US unemployment4	4.2	5.1	6.2	6.1	5.1
US HPI5	3.2	(3.3)	0.1	4.9	5.1
US federal funds rate6	4.2	3.6	2.8	2.4	2.4

Upside 2
UK GDP1	1.5	2.7	3.7	2.9	2.4
UK unemployment2	4.7	4.3	4.0	3.9	3.8
UK HPI3	1.5	11.9	8.4	5.1	4.1
UK bank rate6	4.2	3.1	2.3	2.3	2.6
US GDP1	2.1	2.8	3.1	2.8	2.8
US unemployment4	4.2	3.9	3.7	3.7	3.7
US HPI5	3.2	6.2	4.7	4.8	4.9
US federal funds rate6	4.2	3.0	2.5	2.5	2.5

Upside 1
UK GDP1	1.5	1.9	2.6	2.2	1.9
UK unemployment2	4.7	4.6	4.4	4.4	4.3
UK HPI3	1.5	7.4	5.4	4.7	3.9
UK bank rate6	4.2	3.2	2.8	2.8	3.1
US GDP1	2.1	2.4	2.6	2.4	2.4
US unemployment4	4.2	4.2	4.1	4.1	4.1
US HPI5	3.2	4.0	3.3	3.7	3.7
US federal funds rate6	4.2	3.3	2.8	2.8	3.0

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6	Average rate.

Scenario weighting	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31.03.26
Scenario weighting	14.7	27.9	38.6	12.0	6.8
As at 31.12.25
Scenario weighting	14.4	27.4	38.5	12.7	7.0

Treasury and Capital Risk

Regulatory minimum requirements

Capital

As at 31 March 2026, the Group's Overall Capital Requirement for CET1, excluding any applicable PRA buffer, was 12.2% and comprised a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.7% Pillar 2A requirement and a 1.0% Countercyclical Capital Buffer (CCyB).

The Group's CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. The buffer rates set by other national authorities for non-UK exposures are not currently material.

The Group's Pillar 2A requirement is 4.8% with at least 56.25% to be met with CET1 capital, equating to 2.7% of RWAs. The Pillar 2A requirement, based on a point in time assessment, has been set as a proportion of RWAs and is subject to at least annual review.

The Group's CET1 target ratio of 13-14% takes into account minimum capital requirements and applicable buffers. The Group remains above its minimum capital regulatory requirements and applicable buffers.

Leverage

As at 31 March 2026, the Group was subject to a UK leverage ratio requirement of 4.1%. This comprised the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.3%. The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.

MREL

As at 31 March 2026, the Group was required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.8% Pillar 2A equating to 25.5% of RWAs; and (ii) 6.75% of leverage exposures. CET1 capital cannot be counted towards both MREL and the buffers, meaning that the buffers, including any applicable confidential institution-specific Prudential Regulation Authority (PRA) buffer, will effectively be applied above MREL requirements.

Significant regulatory updates in the period

In January 2026, the PRA confirmed the final implementation timetable for the UK Basel 3.1 framework. The PRA's final rules reaffirm that Basel 3.1 will be implemented from 1 January 2027.

The PRA also confirmed its approach to the Fundamental Review of the Trading Book (FRTB), under which implementation of the Internal Models Approach (IMA) will be deferred to 1 January 2028, while all other FRTB components will take effect from 1 January 2027.

Capital ratios	As at 31.03.26	As at 31.12.25
CET1	14.1%	14.3%
T1	17.5%	17.9%
Total regulatory capital	19.7%	20.4%
MREL ratio as a percentage of total RWAs	35.4%	35.8%

Own funds and eligible liabilities	£m	£m
Total equity excluding non-controlling interests per the balance sheet	76,668	77,784
Less: other equity instruments (recognised as AT1 capital)	(12,714)	(12,725)
Adjustment to retained earnings for foreseeable ordinary share dividends	(500)	(778)
Adjustment to retained earnings for foreseeable repurchase of shares	(507)	(271)
Adjustment to retained earnings for foreseeable other equity coupons	(45)	(36)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(2,103)	(1,956)
Goodwill and intangible assets	(8,327)	(8,255)
Deferred tax assets that rely on future profitability excluding temporary differences	(958)	(1,069)
Fair value reserves related to gains or losses on cash flow hedges	2,147	666
Excess of expected losses over impairment	(446)	(436)
Gains or losses on liabilities at fair value resulting from own credit	507	904
Defined benefit pension fund assets	(2,352)	(2,398)
Direct and indirect holdings by an institution of own CET1 instruments	(7)	(14)
Other regulatory adjustments	(144)	(346)
CET1 capital	51,219	51,070

AT1 capital
Capital instruments and related share premium accounts	12,758	12,758
Other regulatory adjustments and deductions	(44)	(33)
AT1 capital	12,714	12,725

T1 capital	63,933	63,795

T2 capital
Capital instruments and related share premium accounts	7,937	8,835
Qualifying T2 capital (including minority interests) issued by subsidiaries	53	55
Other regulatory adjustments and deductions	(134)	(71)
Total regulatory capital	71,789	72,614

Less : Ineligible T2 capital (including minority interests) issued by subsidiaries	(53)	(55)
Eligible liabilities	57,113	55,106
Total own funds and eligible liabilities1	128,850	127,665

Total RWAs	364,462	356,774

1
As at 31 March 2026, the Group's MREL requirement, excluding any applicable institution-specific confidential PRA buffer, was to hold £111.2bn of own funds and eligible liabilities equating to 30.5% of RWAs. The Group remains above its MREL regulatory requirement including any applicable  institution-specific confidential PRA buffer.

Movement in CET1 capital	Three months ended 31.03.26
£m
Opening CET1 capital	51,070

Profit for the period attributable to equity holders	2,176
Own credit relating to derivative liabilities	(18)
Ordinary share dividends paid and foreseen	(500)
Purchased and foreseeable share repurchase	(1,000)
Other equity coupons paid and foreseen	(254)
Increase in retained regulatory capital generated from earnings	404

Net impact of share schemes	(383)
Fair value through other comprehensive income reserve	(39)
Currency translation reserve	353
Other reserves	(5)
Decrease in other qualifying reserves	(74)

Pension remeasurements within reserves	(66)
Defined benefit pension fund asset deduction	47
Net impact of pensions	(19)

Additional value adjustments (PVA)	(147)
Goodwill and intangible assets	(72)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	111
Excess of expected loss over impairment	(10)
Direct and indirect holdings by an institution of own CET1 instruments	7
Other regulatory adjustments	(51)
Decrease in regulatory capital due to adjustments and deductions	(162)

Closing CET1 capital	51,219

CET1 capital increased by £0.1bn to £51.2bn (December 2025: £51.1bn). Significant movements in the period were:

●	£2.2bn of capital generated from profit partially offset by distributions of £1.8bn comprising:
	-	£1.0bn share buybacks announced with FY25 results
	-	£0.5bn accrual towards the total 2026 dividend
	-	£0.3bn of equity coupons paid and foreseen

●
£0.1bn decrease in other qualifying reserves including a £0.4bn decrease from the net impact of employee share schemes, partially offset by a £0.4bn increase in the currency translation reserve as a result of foreign exchange movements

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 31.03.26	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	16,737	56,662	117	9	-	37	118	-	13,804	87,484
Barclays UK Corporate Bank	4,097	18,921	87	267	-	3	19	330	3,530	27,254
Barclays Private Bank & Wealth Management	5,020	678	124	30	1	11	32	225	2,062	8,183
Barclays Investment Bank	42,919	51,782	24,119	21,504	243	2,522	11,978	21,380	25,275	201,722
Barclays US Consumer Bank	21,158	1,017	-	-	-	-	-	-	5,394	27,569
Head Office	5,441	5,482	-	-	-	-	237	-	1,090	12,250
Barclays Group	95,372	134,542	24,447	21,810	244	2,573	12,384	21,935	51,155	364,462
As at 31.12.25
Barclays UK	16,731	55,037	132	8	-	43	177	-	13,697	85,825
Barclays UK Corporate Bank	3,878	18,341	89	312	1	4	31	343	3,510	26,509
Barclays Private Bank & Wealth Management	4,981	580	112	19	-	11	39	240	2,054	8,036
Barclays Investment Bank	44,961	49,750	21,986	19,442	165	3,030	12,018	20,111	25,238	196,701
Barclays US Consumer Bank	21,050	1,004	-	1	-	-	-	-	5,393	27,448
Head Office	5,405	5,439	1	5	-	-	219	59	1,127	12,255
Barclays Group	97,006	130,151	22,320	19,787	166	3,088	12,484	20,753	51,019	356,774

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
RWAs as at 31.12.25	227,157	45,361	33,237	51,019	356,774
Book size	1,440	3,154	895	136	5,625
Acquisitions and disposals	-	-	-	-	-
Book quality	(72)	(12)	-	-	(84)
Model updates	-	-	-	-	-
Methodology and policy	6	-	-	-	6
Foreign exchange movements1	1,383	571	187	-	2,141
Total RWA movements	2,757	3,713	1,082	136	7,688
RWAs as at 31.03.26	229,914	49,074	34,319	51,155	364,462

1	Foreign exchange movements does not include the impact of foreign exchange for modelled market risk or operational risk.

Total RWAs increased £7.7bn to £364.5bn (Dec 2025: £356.8bn).

Credit risk RWAs increased £2.8bn:
●	A £2.8bn increase primarily reflecting lending growth in UK businesses and the impact of foreign exchange movements

Counterparty credit risk RWAs increased £3.7bn:
●	A £3.7bn increase primarily driven by higher activity within Global Markets and the impact of foreign exchange movements

Leverage ratios	As at 31.03.26	As at 31.12.25
	£m	£m
UK leverage ratio1	4.8%	5.1%
T1 capital	63,933	63,795
UK leverage exposure	1,321,321	1,247,313
Average UK leverage ratio	4.6%	4.7%
Average T1 capital	63,239	63,277
Average UK leverage exposure	1,373,842	1,358,364

1
Although the leverage ratio is expressed in terms of T1 capital, the leverage ratio buffers and 75% of the minimum requirement must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £7.0bn and against the 0.3% CCLB was £4.0bn.

●
The UK leverage ratio decreased to 4.8% (December 2025: 5.1%) as the leverage exposure increased by £74.0bn to £1,321.3bn (December 2025: £1,247.3bn). The increase in leverage exposure was primarily driven by higher activity in Global Markets.

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
	Three months ended 31.03.26	Three months ended 31.03.25
	£m	£m
Total income	8,163	7,709
Operating expenses excluding UK regulatory levies & litigation and conduct	(4,359)	(4,258)
UK regulatory levies	(84)	(96)
Litigation and conduct	(104)	(11)
Operating expenses	(4,547)	(4,365)
Other net income	21	18
Profit before impairment	3,637	3,362
Credit impairment charges	(823)	(643)
Profit before tax	2,814	2,719
Tax charge	(638)	(621)
Profit after tax	2,176	2,098

Attributable to:
Shareholders of the parent	1,932	1,864
Other equity holders	244	232
Equity holders of the parent	2,176	2,096
Non-controlling interests	-	2
Profit after tax	2,176	2,098

Earnings per share
Basic earnings per ordinary share	14.1p	13.0p

Condensed consolidated balance sheet (unaudited)
	As at 31.03.26	As at 31.12.25
Assets	£m	£m
Cash and balances at central banks	235,350	229,752
Cash collateral and settlement balances	197,420	130,532
Debt securities at amortised cost	68,325	68,475
Loans and advances at amortised cost to banks	11,996	8,638
Loans and advances at amortised cost to customers	358,306	352,885
Reverse repurchase agreements and other similar secured lending at amortised cost	11,556	17,622
Trading portfolio assets	191,053	190,061
Financial assets at fair value through the income statement	218,729	186,857
Derivative financial instruments	286,388	252,459
Financial assets at fair value through other comprehensive income	83,095	74,394
Investments in associates and joint ventures	760	739
Goodwill and intangible assets	8,357	8,284
Current tax assets	228	276
Deferred tax assets	5,412	4,992
Assets included in a disposal group classified as held for sale	5,555	5,932
Other assets	12,256	12,267
Total assets	1,694,786	1,544,165

Liabilities
Deposits at amortised cost from banks	19,739	20,413
Deposits at amortised cost from customers	567,855	565,200
Cash collateral and settlement balances	174,566	117,583
Repurchase agreements and other similar secured borrowings at amortised cost	27,874	25,170
Debt securities in issue	124,647	119,033
Subordinated liabilities	12,192	12,954
Trading portfolio liabilities	82,911	57,737
Financial liabilities designated at fair value	321,632	294,108
Derivative financial instruments	272,778	240,808
Current tax liabilities	1,167	868
Deferred tax liabilities	13	13
Liabilities included in a disposal group classified as held for sale	-	-
Other liabilities	12,292	12,042
Total liabilities	1,617,666	1,465,929

Equity
Called up share capital and share premium	4,218	4,178
Other reserves	891	1,628
Retained earnings	58,845	59,253
Shareholders' equity attributable to ordinary shareholders of the parent	63,954	65,059
Other equity instruments	12,714	12,725
Total equity excluding non-controlling interests	76,668	77,784
Non-controlling interests	452	452
Total equity	77,120	78,236

Total liabilities and equity	1,694,786	1,544,165

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Three months ended 31.03.2026	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2026	4,178	12,725	1,628	59,253	77,784	452	78,236
Profit after tax	-	244	-	1,932	2,176	-	2,176
Currency translation movements	-	-	353	-	353	-	353
Fair value through other comprehensive income reserve	-	-	(39)	-	(39)	-	(39)
Cash flow hedges	-	-	(1,481)	-	(1,481)	-	(1,481)
Retirement benefit remeasurements	-	-	-	(66)	(66)	-	(66)
Own credit	-	-	378	-	378	-	378
Total comprehensive income for the period	-	244	(789)	1,866	1,321	-	1,321
Employee share schemes and hedging thereof	81	-	-	195	276	-	276
Issue and redemption of other equity instruments	-	-	-	-	-	-	-
Other equity instruments coupon paid	-	(244)	-	-	(244)	-	(244)
Redemption of preference shares	-	-	-	-	-	-	-
Vesting of employee share schemes net of purchases	-	-	7	(927)	(920)	-	(920)
Dividends paid	-	-	-	(769)	(769)	-	(769)
Repurchase of shares	(41)	-	41	(768)	(768)	-	(768)
Other movements	-	(11)	4	(5)	(12)	-	(12)
Balance as at 31 March 2026	4,218	12,714	891	58,845	76,668	452	77,120

	As at 31.03.26	As at 31.12.25
Other Reserves	£m	£m
Currency translation reserve	2,846	2,493
Fair value through other comprehensive income reserve	(1,139)	(1,100)
Cash flow hedging reserve	(2,147)	(666)
Own credit reserve	(608)	(990)
Other reserves and treasury shares	1,939	1,891
Total	891	1,628

Appendix: Non-IFRS Performance Measures

The Group's management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements, as they enable the reader to identify a more consistent basis for comparing the businesses' performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Total loans and advances at amortised cost divided by total deposits at amortised cost.
Period end tangible equity refers to:
Period end tangible shareholders' equity (for Barclays Group)	Shareholders' equity attributable to ordinary shareholders of the parent, adjusted for the deduction of goodwill and intangible assets.
Period end allocated tangible equity (for businesses)
Allocated tangible equity is calculated as 13.5% (2025: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group's tangible shareholders' equity and the amounts allocated to businesses.

Average tangible equity refers to:
Average tangible shareholders' equity (for Barclays Group)
Calculated as the average of the previous month's period end tangible shareholders' equity and the current month's period end tangible shareholders' equity. The average tangible shareholders' equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity (for businesses)
Calculated as the average of the previous month's period end allocated tangible equity and the current month's period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on tangible equity (RoTE) refers to:
Return on average tangible shareholders' equity (for Barclays Group)	Annualised Group attributable profit, as a proportion of average tangible shareholders' equity. The components of the calculation have been included on page 41.
Return on average allocated tangible equity (for businesses)	Annualised business attributable profit, as a proportion of that business's average allocated tangible equity. The components of the calculation have been included on pages 42 to 43.

Operating costs	A measure of total operating expenses excluding litigation and conduct charges and UK regulatory levies.
Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total impairment charges divided by total gross loans and advances held at amortised cost (including portfolios reclassified to assets held for sale) at the balance sheet date. The components of the calculation have been included on pages 44 to 46.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 23.
Tangible net asset value per share
Calculated by dividing shareholders' equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 48.

Profit before impairment	Calculated by excluding credit impairment charges or releases from profit before tax.
Net New Assets Under Management
The net inflows and outflows of client balances within Discretionary Portfolio Management and Advisory mandates. Excludes market performance and foreign exchange translation but includes reinvested dividend payments.

Assets under Management (AUM)
Total market value of client investment balances managed within investment mandates where Barclays provides discretionary portfolio management or advisory services.  Total Assets Under Management excludes uninvested cash held under an investment mandate and reported within deposits.

Assets under Supervision (AUS)	Total market value of client investment balances where Barclays provides custodian or transactional services.
Group net interest income excluding Barclays Investment Bank and Head Office	A measure of Barclays Group net interest income, excluding the net interest income reported in Barclays Investment Bank and Head Office.
Income over average risk weighted assets
Represents total income as a proportion of average risk weighted assets. Average risk weighted assets calculated as the average of the previous month's period end risk weighted assets and the current month's period end risk weighted assets. Average risk weighted assets for the period is the average of the monthly averages within that period.

Returns

	Three months ended 31.03.26
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	591	187	73	1,111	176	(206)	1,932

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	15.9	3.8	1.2	29.7	4.3	10.6	65.5
Average goodwill and intangibles	(3.9)	-	(0.1)	-	(0.5)	(3.8)	(8.3)
Average tangible equity	12.0	3.8	1.1	29.7	3.8	6.8	57.2

Return on average tangible equity	19.7%	19.9%	25.5%	15.0%	18.8%	n/m	13.5%

	Three months ended 31.03.25
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	510	142	96	1,199	41	(124)	1,864

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	15.7	3.3	1.2	29.6	4.2	7.4	61.4
Average goodwill and intangibles	(4.0)	-	(0.1)	-	(0.6)	(3.6)	(8.3)
Average tangible equity	11.7	3.3	1.1	29.6	3.6	3.8	53.1

Return on average tangible equity	17.4%	17.1%	34.5%	16.2%	4.5%	n/m	14.0%

Barclays Group
Return on average tangible shareholders' equity	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,932	1,195	1,457	1,659	1,864	965	1,564	1,237

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	65.5	64.8	63.3	62.1	61.4	59.7	59.1	57.7
Average goodwill and intangibles	(8.3)	(8.3)	(8.2)	(8.2)	(8.3)	(8.2)	(8.1)	(7.9)
Average tangible shareholders' equity	57.2	56.5	55.1	53.9	53.1	51.5	51.0	49.8

Return on average tangible shareholders' equity	13.5%	8.5%	10.6%	12.3%	14.0%	7.5%	12.3%	9.9%

Barclays UK
Return on average allocated tangible equity	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	591	706	647	580	510	781	621	584

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	15.9	15.9	15.9	15.8	15.7	15.1	14.5	14.4
Average goodwill and intangibles	(3.9)	(4.0)	(4.0)	(4.0)	(4.0)	(3.9)	(3.9)	(3.9)
Average allocated tangible equity	12.0	11.9	11.9	11.8	11.7	11.2	10.6	10.5

Return on average allocated tangible equity	19.7%	23.8%	21.8%	19.7%	17.4%	28.0%	23.4%	22.3%

Barclays UK Corporate Bank
Return on average allocated tangible equity	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	187	168	196	142	142	98	144	135

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	3.8	3.5	3.4	3.4	3.3	3.2	3.1	3.0
Average goodwill and intangibles	-	-	-	-	-	-	-	-
Average allocated tangible equity	3.8	3.5	3.4	3.4	3.3	3.2	3.1	3.0

Return on average allocated tangible equity	19.9%	19.1%	22.8%	16.6%	17.1%	12.3%	18.8%	18.0%

Barclays Private Bank and Wealth Management
Return on average allocated tangible equity	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	73	35	72	88	96	63	74	77

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	1.2	1.2	1.2	1.2	1.2	1.2	1.1	1.1
Average goodwill and intangibles	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Average allocated tangible equity	1.1	1.1	1.1	1.1	1.1	1.1	1.0	1.0

Return on average allocated tangible equity	25.5%	12.6%	26.4%	31.9%	34.5%	23.9%	29.0%	30.8%

Barclays Investment Bank
Return on average allocated tangible equity	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,111	294	723	876	1,199	247	652	715

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	29.7	29.6	28.6	28.7	29.6	29.3	29.5	29.9
Average goodwill and intangibles	-	-	-	-	-	-	-	-
Average allocated tangible equity	29.7	29.6	28.6	28.7	29.6	29.3	29.5	29.9

Return on average allocated tangible equity	15.0%	4.0%	10.1%	12.2%	16.2%	3.4%	8.8%	9.6%

Barclays US Consumer Bank
Return on average allocated tangible equity	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	176	144	118	87	41	94	89	75

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	4.3	4.2	4.0	4.0	4.2	4.0	3.8	3.6
Average goodwill and intangibles	(0.5)	(0.6)	(0.5)	(0.6)	(0.6)	(0.6)	(0.5)	(0.3)
Average allocated tangible equity	3.8	3.6	3.5	3.4	3.6	3.4	3.3	3.3

Return on average allocated tangible equity	18.8%	15.8%	13.5%	10.2%	4.5%	11.2%	10.9%	9.2%

Loan loss rates

	Three months ended 31.03.26
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Loan loss rate	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/ releases	(178)	(3)	2	(279)	(367)	2	(823)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)1	233.6	31.0	15.1	137.4	30.3	2.4	449.9

Loan loss rate (bps)	31	4	(6)	82	491	n/m	74

	Three months ended 31.03.25
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Loan loss rate	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/releases	(158)	(19)	9	(72)	(399)	(4)	(643)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)1	227.5	27.0	14.8	129.6	28.9	2.6	430.4

Loan loss rate (bps)	28	28	(25)	23	562	n/m	61

1	Includes gross loans and advances to customers and banks, in addition to debt securities.

Barclays Group
Loan loss rate	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(823)	(535)	(632)	(469)	(643)	(711)	(374)	(384)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	449.9	441.3	437.5	428.4	430.4	429.6	408.3	409.1

Loan loss rate (bps)	74	48	57	44	61	66	37	38

Barclays UK
Loan loss rate	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(178)	(74)	(102)	(79)	(158)	(283)	(16)	(8)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	233.6	231.9	230.9	228.5	227.5	227.5	218.4	217.3

Loan loss rate (bps)	31	13	18	14	28	49	3	1

Barclays UK Corporate Bank
Loan loss rate	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(3)	(1)	(5)	(12)	(19)	(40)	(13)	(8)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	31.0	30.2	29.2	28.2	27.0	25.8	25.2	26.0

Loan loss rate (bps)	4	1	7	17	28	62	21	12

Barclays Private Bank and Wealth Management
Loan loss rate	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
	£m	£m	£m	£m	£m	£m	£	£m
Credit impairment releases/(charges)	2	(2)	(1)	2	9	(2)	(7)	3

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	15.1	15.1	15.2	14.8	14.8	14.7	14.3	14.1

Loan loss rate (bps)	(6)	5	3	(5)	(25)	5	19	(9)

Barclays Investment Bank
Loan loss rate	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(279)	(22)	(144)	(67)	(72)	(46)	(43)	(44)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	137.4	131.0	129.8	126.8	129.6	124.9	116.5	115.5

Loan loss rate (bps)	82	7	44	21	23	15	15	15

Barclays US Consumer Bank
Loan loss rate	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(367)	(431)	(379)	(312)	(399)	(298)	(276)	(309)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	30.3	30.6	29.8	27.4	28.9	30.0	26.7	28.4

Loan loss rate (bps)	491	558	505	456	562	395	411	438

Income over average RWAs

Barclays Investment Bank	Three months ended 31.03.26	Three months ended 31.03.25
	£m	£m
Income	4,028	3,873

	£bn	£bn
Average RWAs	202.0	201.4

Income over average RWAs	8.0%	7.7%

Barclays Investment Bank	Q126	Q425	Q325	Q225	Q125	Q424	Q324	Q224
	£m	£m	£m	£m	£m	£m	£m	£m
Income	4,028	2,792	3,083	3,307	3,873	2,607	2,851	3,019

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average RWAs	202.0	202.1	194.9	196.1	201.4	199.9	201.8	204.9

Income over average RWAs	8.0%	5.5%	6.3%	6.7%	7.7%	5.2%	5.7%	5.9%

Tangible net asset value per share	As at 31.03.26	As at 31.12.25	As at 31.03.25
	£m	£m	£m
Total equity excluding non-controlling interests	76,668	77,784	74,880
Other equity instruments	(12,714)	(12,725)	(13,263)
Goodwill and intangibles	(8,357)	(8,284)	(8,250)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	55,597	56,775	53,367

	m	m	m
Shares in issue	13,737	13,867	14,336

	p	p	p
Tangible net asset value per share	405	409	372

Shareholder Information

Results timetable1				Date
2026 Interim Results Announcement				28 July 2026

				% Change2
Exchange rates	31.03.26	31.12.25	31.03.25	31.12.25	31.03.25
Period end - GBP/USD	1.32	1.34	1.29	(2)%	2%
3 month average - GBP/USD	1.35	1.33	1.26	1%	7%
Period end - GBP/EUR	1.15	1.15	1.19	-%	(4)%
3 month average - GBP/EUR	1.15	1.14	1.20	1%	(4)%

Share price data
Barclays PLC (p)	389	476	288
Barclays PLC number of shares (m)3	13,737	13,867	14,336

For further information please contact

Investor relations	Media relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: +44 (0)371 384 2055 (UK and International telephone number)4.

American Depositary Receipts (ADRs)
Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
United States of America
shareowneronline.com
Toll Free Number (US and Canada): +1 800-990-1135
Outside the US and Canada: +1 651-453-2128

Delivery of ADR certificates and overnight mail
Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, USA.

1	Note that this date is provisional and subject to change.
2	The change is the impact to GBP reported information.
3
The number of shares of 13,737m as at 31 March 2026 is different from the 13,725m quoted in the 1 April 2026 announcement entitled "Total Voting Rights" because the share buyback transactions executed on 30 and 31 March 2026 did not settle until 1 and 2 April 2026 respectively.

4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.
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